                                1,027,500 SHARES

            [LOGO]

                                                            [LOGO]

                         GARDEN FRESH RESTAURANT CORP.
                                  COMMON STOCK


    OF THE 1,027,500 SHARES OF COMMON STOCK OFFERED HEREBY, 1,000,000 SHARES ARE BEING SOLD BY GARDEN FRESH RESTAURANT CORP. (THE "COMPANY") AND 27,500 SHARES ARE BEING SOLD BY A STOCKHOLDER OF THE COMPANY (THE "SELLING STOCKHOLDER"). THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDER. THE COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "LTUS." ON MAY 21, 1998, THE LAST SALE PRICE AS REPORTED BY NASDAQ WAS $17.31 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."


    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO
                         THE CONTRARY IS A CRIMINAL
                                    OFFENSE.


                                  PRICE TO           UNDERWRITING          PROCEEDS TO      PROCEEDS TO SELLING
                                   PUBLIC             DISCOUNT(1)          COMPANY(2)           STOCKHOLDER
PER SHARE..................        $17.19                $0.98               $16.21               $16.21
TOTAL(3)...................      $17,660,156          $1,006,950           $16,207,500           $445,706


(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.
(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $300,000.

(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 154,125 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC LESS THE UNDERWRITING DISCOUNT SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE PRICE TO PUBLIC WILL TOTAL $20,309,180, THE UNDERWRITING DISCOUNT WILL TOTAL $1,157,993 AND THE PROCEEDS TO THE COMPANY WILL TOTAL $18,705,481. SEE "UNDERWRITING."



    THE SHARES OF COMMON STOCK ARE OFFERED BY THE UNDERWRITERS NAMED HEREIN SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING THE SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT THE OFFICE OF NATIONSBANC MONTGOMERY SECURITIES LLC ON OR ABOUT MAY 28, 1998.

                              -------------------
NationsBanc Montgomery Securities LLC
                         BancAmerica Robertson Stephens
                                                   Morgan Keegan & Company, Inc.


                                  MAY 21, 1998

                                  GARDEN FRESH
                                   RESTAURANT

                             [Picture of Salad Bar]

                     [Picture of Salad Buffet ingredients]

CHOICES. CHOICES. CHOICES.
YOU MAKE THE SALAD, AND WE MAKE IT FRESH!

                              [SOUPLANTATION LOGO]

                             [SWEET TOMATOES LOGO]

OUR FOCUS AND CORNERSTONE, A SPARKLING 55 FOOT SALAD BAR HOUSES FRESH TOSSED SALADS, FRESH CUT PRODUCE AND SPECIALTY PREPARED SALADS.

                         [Picture of restaurant entry]

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

    Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Company's Common Stock, including entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) THE EXERCISE BY THE SELLING STOCKHOLDER OF OUTSTANDING OPTIONS TO PURCHASE 27,500 SHARES WHICH WILL BE SOLD IN THIS OFFERING. THE COMPANY'S FISCAL YEAR ENDS SEPTEMBER 30.

                                  THE COMPANY

    Garden Fresh Restaurant Corp. (the "Company") was founded in 1983 and currently operates 52 salad buffet restaurants in California, Florida, Arizona, New Mexico, Utah and Nevada under the names Souplantation and Sweet Tomatoes. The Company's restaurants feature fresh, great tasting salads and other complementary foods. Due to its salad focus, the Company's concept falls within a segment of the restaurant industry that is distinct from other buffet concepts in that many of the characteristics of the Company resemble the casual dining segment rather than the buffet segment. The Company believes that it is a leading salad buffet restaurant due, in part, to its total revenues and number of restaurants. The Company also believes that it is well-positioned to maintain its leadership position and that its opportunities for expansion are attractive relative to expansion opportunities for many other restaurant concepts.

    The restaurants have, as their centerpiece, two approximately 55-foot long salad bars that feature fresh tossed specialty salads as well as a broad selection of fresh cut greens, vegetables, toppings and dressings, and other prepared salads. The restaurants also feature complementary menu offerings that are presented in a scatter bar format. These offerings consist of a soup bar with five to six soups made from scratch, an on-site bakery serving hot muffins, breads and pizza focaccias, a hot pasta bar specializing in freshly made pastas, a frozen yogurt bar and a fresh fruit bar. The Company seeks to provide its guests with a level of service not typically associated with a buffet restaurant.

    The Company seeks to provide guests with an excellent value by offering unlimited access to its entire menu of high quality fresh items at a fixed price. Depending on the region and time of day, the price ranges from $5.79 to $6.99 at lunch and from $6.99 to $7.69 at dinner. Discounts are provided to children under 12 and senior citizens. The Company's restaurants are designed to appeal to a broad range of guests of all ages, including the nutritionally conscious. In fiscal 1997, net sales generated from lunch and dinner represented approximately 45% and 55% of net sales, respectively.

    The Company believes it has attractive unit level operating margins and return on investment. For the twelve month period ended March 31, 1998, the 46 salad buffet restaurants that were open for the entire period had an average of approximately 298,000 guest visits during the period, generated average net sales of approximately $2,034,000, average restaurant operating income (net sales less cost of sales, restaurant operating expenses, depreciation and amortization) of approximately $328,000 or 16.1% of net sales, and average cash flow (operating income plus depreciation and amortization) of approximately $449,000 or 22.1% of net sales. The Company's average cash investment for the six restaurants opened in the twelve month period ended March 31, 1998, excluding land purchases and pre-opening costs, was approximately $1.9 million. Pre-opening costs averaged approximately $205,000 for these restaurants. The investment to open a new restaurant typically includes the purchase or installation of furniture, fixtures, equipment and leasehold improvements, and in the case of an owned site, the purchase of land and a building.


    The Company intends to expand in fiscal 1998 and 1999 primarily in new markets outside of California. In fiscal 1997, the Company opened one restaurant in Arizona, four restaurants in Florida, one restaurant in New Mexico, and one restaurant in Utah. In fiscal 1998, the Company has opened three new restaurants, one each in Florida, Utah and Nevada, and anticipates opening approximately eight additional salad buffet restaurants outside of California. The Company has signed one lease, purchased five sites and signed contracts to purchase two sites to be opened in fiscal 1998. In fiscal 1999, the Company anticipates opening twelve new restaurants. The Company has signed one lease and contracts to purchase five sites to be opened in fiscal 1999. Expansion will allow the Company to continue generally utilizing a central kitchen to serve several restaurants located within a particular region. In addition, as a part of its expansion strategy, the Company is evaluating the possibility of developing its concept in alternative formats. The Company currently has no plans to offer franchises.

    The Company was incorporated in California in 1983 and reincorporated in Delaware in 1987. The Company's executive offices are located at 17180 Bernardo Center Drive, San Diego, California, 92128, and its telephone number is (619) 675-1600.

                                  THE OFFERING

Common Stock offered by the Company...................................  1,000,000 shares
Common Stock offered by the Selling Stockholder.......................  27,500 shares
Common Stock outstanding after the offering...........................  5,345,676 shares(1)
Use of proceeds.......................................................  To repay indebtedness, to finance the development of additional restaurants and
                                                                        for general corporate purposes.
Nasdaq National Market symbol.........................................  LTUS

------------------------

(1) Based on the number of shares outstanding as of March 31, 1998. Includes 27,500 shares to be sold by the Selling Stockholder after exercise of outstanding options. Does not include the remaining approximately 778,000 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1998 under the Company's Restaurant Management Stock Option Plan (the "Restaurant Management Plan"), the Company's Key Employee Stock Option Plan (the "Key Employee Plan"), the Company's 1995 Key Employee Stock Option Plan (the "1995 Key Employee Plan"), the Company's 1995 Outside Directors Option Plan (the "Directors Option Plan"), the Company's 1998 Stock Option Plan (the "1998 Option Plan") and certain non-qualified stock options. Of these options, options to purchase approximately 571,000 shares of Common Stock are exercisable as of March 31, 1998. See "Management--Benefit Plans."

                       NOTE ON FORWARD LOOKING STATEMENTS

    The statements contained in this prospectus that are not purely historical are forward looking statements, including statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. Statements which use the words "expects," "will," "may," "anticipates," "believes," "intends," and "seeks" are forward looking statements. These forward looking statements, including statements regarding the Company's expansion efforts and plans to open new restaurants, are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statement. It is important to note that the Company's actual results could differ materially from those in such forward looking statements. Among the factors that could cause actual results to differ materially are the factors set forth under the heading "Risk Factors." In particular, the Company's expansion efforts and plans to open new restaurants could be affected by the Company's ability to locate suitable restaurant sites, construct new restaurants in a timely manner and obtain additional funds. Prospective investors should consider carefully the information discussed under "Risk Factors."
                            ------------------------

    Garden Fresh Restaurant Corp., Souplantation and Sweet Tomatoes are registered trademarks of the Company. This Prospectus also contains trademarks of other companies.

                    SUMMARY OF FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                                                      SIX MONTHS ENDED
                                                          YEAR ENDED SEPTEMBER 30,                        MARCH 31,
                                          --------------------------------------------------------   -------------------
                                            1993        1994       1995          1996       1997       1997       1998
                                          ---------   --------   --------      --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $  51,380   $ 59,658   $ 61,320      $ 71,373   $ 90,252   $ 42,736   $ 51,739
Operating income........................      1,781      1,548      3,999         5,544      7,970      3,019      4,139
Income (loss) before extraordinary
  item..................................        209       (335)     4,343(1)      3,004      3,887      1,392      1,904
Extraordinary item--early extinguishment
  of debt(2)............................     --          --          (518)        --         --         --         --
                                          ---------   --------   --------      --------   --------   --------   --------
Net income (loss).......................        209       (335)     3,825(1)      3,004      3,887      1,392      1,904
Stock dividend..........................     --          --        (8,298)(3)     --         --         --         --
                                          ---------   --------   --------      --------   --------   --------   --------
Net income (loss) available to common
  stockholders..........................  $     209   $   (335)  $ (4,473)     $  3,004   $  3,887   $  1,392   $  1,904
                                          ---------   --------   --------      --------   --------   --------   --------
                                          ---------   --------   --------      --------   --------   --------   --------
Net income (loss) per share available to
  common stockholders
  Basic.................................  $    0.61   $  (0.86)  $  (2.47)     $   0.73   $   0.93   $   0.34   $   0.44
                                          ---------   --------   --------      --------   --------   --------   --------
                                          ---------   --------   --------      --------   --------   --------   --------
  Diluted...............................  $    0.13   $  (0.86)  $  (2.47)     $   0.72   $   0.88   $   0.32   $   0.41
                                          ---------   --------   --------      --------   --------   --------   --------
                                          ---------   --------   --------      --------   --------   --------   --------
Shares used in computing net income (loss) per
  share
  Basic.................................        342        391      1,810         4,103      4,192      4,150      4,298
  Diluted...............................      1,624        391      1,810         4,176      4,402      4,345      4,633

SELECTED OPERATING DATA:
Percentage change in comparable
  restaurant sales(4)...................       (4.2)%      1.2%       2.0%          2.5%       4.7%       1.9%       7.6%
Average price per guest(5)..............  $    6.64   $   6.66   $   6.56      $   6.57   $   6.75   $   6.71   $   6.93
Average net sales for salad buffet
  restaurants open for full period (in
  thousands)............................  $   1,748   $  1,779   $  1,835      $  1,902   $  1,985   $    953   $  1,016
Number of salad buffet restaurants open
  for full period.......................         27         31         32            35         42         42         49
Number of salad buffet restaurants open
  at end of period......................         33         33         35            42         49         46         52



                                                                                                 MARCH 31, 1998
                                                                                           --------------------------
                                                                                            ACTUAL    AS ADJUSTED(6)
                                                                                           ---------  ---------------
BALANCE SHEET DATA:
Working capital (deficit)................................................................  $  (7,649)    $  (4,591)
Total assets.............................................................................     71,468        71,444
Long-term debt, including current portion................................................     23,099         7,152
Shareholders' equity.....................................................................     36,538        52,462


------------------------------

(1) Fiscal 1995 results include a benefit related to recognition of deferred tax assets of $2,173.

(2) Represents a charge for previously unamortized issue costs, debt discount, and prepayment penalty, net of $192 income tax benefit.

(3) Reflects preferential stock dividend of approximately 922 shares of Common Stock to the holders of the Company's Series B, Series C and Series D Preferred Stock, which occurred upon completion of the Company's initial public offering.

(4) Comparable restaurant sales are computed on a monthly basis and then aggregated to determine comparable restaurant sales on a quarterly or annual basis. A restaurant is included in this computation after it has been open for 15 full calendar months. As a result, a restaurant may be included in this computation for only a portion of a given quarter or year.

(5) Average price per guest is derived from the Company's net sales, which reflects discounts and coupons.


(6) As adjusted to reflect (i) the sale of 1,000 shares of Common Stock by the Company offered hereby and (ii) the exercise of outstanding options to purchase 27.5 shares held by the Selling Stockholder, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY, ITS BUSINESS AND THE SHARES OF COMMON STOCK OFFERED HEREBY.

CERTAIN OPERATING RESULTS AND CONSIDERATIONS

    In fiscal 1995, 1996, 1997 and the first six months of fiscal 1998, the Company experienced an increase of 2.0%, 2.5%, 4.7% and 7.6% respectively, in comparable restaurant sales. The Company's newer restaurants have not historically experienced significant increases in guest volume following their initial opening period. In addition, the Company does not believe it has significant latitude to achieve comparable restaurant sales growth through price increases. As a result, the Company does not believe that recent comparable restaurant sales is indicative of future trends in comparable restaurant sales. The Company believes that it may from time to time in the future experience declines in comparable restaurant sales, and that any future increases in comparable restaurant sales may be modest. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXPANSION RISKS

    The Company opened seven salad buffet restaurants in each of fiscal 1996 and fiscal 1997 and three restaurants in the first six months of fiscal 1998. The Company currently intends to open eight additional restaurants in fiscal 1998 and approximately twelve restaurants in fiscal 1999. The Company's ability to achieve its expansion plans will depend on a variety of factors, many of which may be beyond the Company's control, including the Company's ability to locate suitable restaurant sites, negotiate acceptable leases or purchase terms, obtain required governmental approvals, construct new restaurants in a timely manner, attract, train and retain qualified and experienced personnel and management, operate its restaurants profitably and obtain additional capital, as well as general economic conditions and the degree of competition in the particular region of expansion. The Company has experienced, and expects to continue to experience, delays in restaurant openings from time to time. In addition, since its inception, the Company has closed three non-performing restaurants. Given the number of restaurants in current operation and the Company's projected expansion rate, there can be no assurances that the Company will not close restaurants in the future. Any closure could result in a significant write-off of assets which could adversely effect the Company's business, financial condition and results of operations.

    The Company incurs substantial costs in opening a new restaurant and, in the Company's experience, new restaurants experience fluctuating operational levels for some time after opening. Owned restaurants generally require significantly more up-front capital than leased restaurants. As a result, an increase in the percentage of owned restaurant openings as compared to historical practice would increase the capital required to meet the Company's growth plans. There can be no assurance that the Company will successfully expand into new regions or that the Company's existing or new restaurants will be profitable. The Company has encountered intense competition for restaurant sites, and in many cases has had difficulty buying or leasing desirable sites on terms that are acceptable to the Company. In many cases, the Company's competitors are willing and able to pay more than the Company for sites. The Company expects these difficulties in obtaining desirable sites to continue for the foreseeable future. See "--Restaurant Industry and Competition," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Expansion Strategy" and "Business--Competition."

RESTAURANT INDUSTRY AND COMPETITION

    The restaurant industry is highly competitive. Key competitive factors in the industry include the quality and value of the food products offered, quality of service, price, dining experience, restaurant location and the ambiance of the facilities. The Company's primary competitors include mid-price, full-service casual dining restaurants, as well as traditional self-service buffet and other soup and salad restaurants and healthful and nutrition-oriented restaurants. The Company competes with national and regional chains, as well as individually owned restaurants. The number of buffet and casual restaurants with operations generally similar to the Company's has grown substantially in the last several years and the Company believes competition among buffet-style and casual restaurants has increased and will continue to increase as the Company's competitors expand operations in various geographic areas. Such increased competition could increase the Company's operating costs or adversely affect its revenues. The Company believes it competes favorably in the industry, although many of the Company's competitors have been in existence longer than the Company, have a more established market presence and have substantially greater financial, marketing and other resources than the Company, which may give them certain competitive advantages. In addition, the restaurant industry has few non-economic barriers to entry. Therefore, there can be no assurance that third parties will not be able to successfully imitate and implement the Company's concept. The Company has encountered intense competition for restaurant sites, and in many cases has had difficulty buying or leasing desirable sites on terms that are acceptable to the Company. In many cases, the Company's competitors are willing and able to pay more than the Company for sites. The Company expects these difficulties in obtaining desirable sites to continue for the foreseeable future.

COST SENSITIVITY

    The Company's profitability is highly sensitive to increases in food, labor and other operating costs. The Company's dependence on frequent deliveries of fresh produce and groceries subjects it to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could materially adversely affect the availability, quality and cost of ingredients. In addition, unfavorable trends or developments concerning factors such as inflation, food, labor and employee benefit costs (including increases in hourly wage and minimum unemployment tax rates), rent increases resulting from the rent escalation provisions in the Company's leases, and the availability of experienced management and hourly employees may also adversely affect the Company. The Company believes recent relatively favorable inflation rates and part-time labor supplies in its principal market area have contributed to relatively stable food and labor costs in recent years. However, there can be no assurance that these conditions will continue or that the Company will have the ability to control costs in the future. See "--Reliance on Key Suppliers and Distributors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

IMPORTANCE OF KEY EMPLOYEES

    The Company is heavily dependent upon the services of its officers and key management personnel involved in restaurant operations, purchasing, expansion and administration. In particular, the Company is dependent upon the management and leadership of its three executive officers, Michael Mack, David Qualls and
R. Gregory Keller. The loss of any of these three individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The success of the Company and its individual restaurants depends upon the Company's ability to attract and retain highly motivated, well-qualified restaurant operations and other management personnel. The Company faces significant competition in the recruitment of qualified employees. See "Business--Restaurant Operations--Restaurant Management" and "Business--Restaurant Operations--Customer Service."

SEASONALITY AND QUARTERLY FLUCTUATIONS

    The Company's business experiences seasonal fluctuations as a disproportionate amount of the Company's net income is generally realized in the second, third and fourth fiscal quarters due to higher average sales and lower average costs. Quarterly results have fluctuated and are expected to continue to fluctuate as a result of a number of factors, including the timing of new restaurant openings. As a result of these factors, net sales and net income on a quarterly basis may fluctuate and are not necessarily indicative of the results that may be achieved for a full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results and Seasonality."

GEOGRAPHIC CONCENTRATION IN CALIFORNIA; RESTAURANT BASE

    Twenty-eight of the Company's 52 existing salad buffet restaurants are located in California. Accordingly, the Company is susceptible to fluctuations in its business caused by adverse economic or other conditions in this region, including natural disasters or other acts of God that could have a material adverse effect on the Company's business. The Company's significant investment in, and long-term commitment to, each of its restaurant sites limits its ability to respond quickly or effectively to changes in local competitive conditions or other changes that could affect the Company's operations. In addition, the Company has a small number of restaurants relative to some of its competitors. Consequently, a decline in the profitability of an existing restaurant or the introduction of an unsuccessful new restaurant could have a more significant effect on the Company's result of operations than would be the case in a company with a larger number of restaurants. See "Business--Restaurant Facilities" and "Business--Expansion Strategy."

RELIANCE ON KEY SUPPLIERS AND DISTRIBUTORS

    The Company utilizes sole source suppliers for certain produce and grocery items. In addition, in order to minimize price fluctuations, the Company enters into fixed price supply contracts that typically have terms of two months to one year and generally do not have minimum purchase requirements. However, in the event that the Company's suppliers are unable to make the required deliveries due to shortages or interruptions caused by adverse weather or other conditions or are relieved of their contract obligations due to an invocation of an act of God provision, the Company would need to renegotiate these contracts or purchase such products and groceries elsewhere. There can be no assurance that the Company's produce and grocery costs would not as a result be higher, and such higher costs could have a material adverse effect on the Company's business and results of operations. The Company has several local produce distributors that are governed by one program and two main grocery distributors. All produce and groceries purchased by the Company are channeled from the growers and other suppliers to the Company's restaurants and restaurant commissaries through these distributors. In the event that any of these distributors were to cease distribution on behalf of the Company, the Company would be required to make alternate arrangements for produce and grocery distribution. There can be no assurance that the Company's distribution expense would not be greater under such alternate arrangements. See "--Cost Sensitivity" and "Business--Restaurant Operations."

COMPUTER SYSTEMS AND YEAR 2000

    Many installed computer systems and software products are coded to accept only two digit entries in the date code field. As the year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20". As a result, in less than two years, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements. The Company's proprietary accounting and management information software is year 2000 compliant; however, certain standard software used by the Company pursuant to third party software licenses is not. The Company believes that the cost of modifying the standard, non-proprietary software will be borne by the licensors, and accordingly does not believe that it will incur significant costs with respect to year 2000 compliance. In addition, in the event that the licensors do not achieve year 2000 compliance in a timely manner, the Company believes that it can acquire alternative software that is compliant and that performs substantially the same function as its current software. The Company does not believe that the cost of acquiring and converting to such alternative software would be significant or that it would have a material adverse effect on the Company's business, financial condition or results of operations. However, if the Company encounters any unanticipated delays in, or costs associated with, the implementation of such changes, the Company's business, financial condition and results of operations could be materially adversely affected. There also can be no assurance that computer systems operated by third parties, such as vendors and financial institutions, with which the Company does business will achieve year 2000 compliance in a timely fashion or that any delays or problems on their part will not have a material adverse effect on the Company's business.

LEGAL MATTERS

    The Company is from time to time the subject of complaints, threat letters or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect the Company and its restaurants, regardless of whether such allegations are valid or whether the Company is liable. The Company also is the subject of complaints or allegations from former or prospective employees from time to time. Any adverse decision against the Company in a current or future lawsuit or claim, particularly relating to food quality, could materially and adversely affect the Company's business or results of operations. See "Business--Legal Proceedings."

GOVERNMENT REGULATION

    The Company's business is subject to and affected by various federal, state and local laws. Each restaurant must comply with state, county and municipal licensing and regulation requirements relating to health, safety, sanitation, building construction and fire prevention. In addition, the Company is required to comply with the alcohol licensing requirements of the federal government and the states and municipalities where its restaurants are located. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the Company's restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. Failure to comply with federal, state or local regulations could cause the Company's licenses to be revoked or force it to terminate the sale of alcoholic beverages at one or more of its restaurants. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of additional restaurants. The Company has not experienced significant difficulties in obtaining licenses and approvals to date; however, beer and wine licenses are not always available to the Company as a result of the location of certain of its restaurants.

    The Company is subject to state "dram-shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While the Company carries liquor liability coverage as part of its existing comprehensive general liability insurance, there can be no assurance that it will not be subject to a judgment in excess of such insurance coverage or that it will be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all.

    The Company's restaurants are subject to federal and state laws governing wages, working conditions, citizenship requirements and overtime. Congress and various states (including California) passed proposals that imposed increases in state or federal minimum wages in 1996, 1997 and 1998. There is no assurance that the Company will be able to continue to pass increased costs on to its guests. The Company is subject to the Americans with Disabilities Act of 1990, which requires certain accommodations to the Company's restaurant designs to allow access for people with disabilities. In addition, the Company is subject to the regulations of the Immigration and Naturalization Service ("INS"). Given the location of many of the Company's restaurants, even if the Company's operation of those restaurants is in strict compliance with INS requirements, the Company's employees may not all meet federal citizenship or residency requirements, which could lead to disruptions in its work force. Additionally, legislative proposals are currently under consideration by Congress and state legislators to require employers to pay for health insurance for all employees.

ANTI-TAKEOVER MEASURES

    Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, eliminate the right of stockholders to act by written consent and impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock and could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock has fluctuated since the initial public offering of the Common Stock in May 1995. Quarterly operating results of the Company and other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon expiration of certain lock-up agreements ranging from 90 to 120 days after the effective date of this offering, the Company's executive officers and directors may be eligible to sell an aggregate of approximately 650,000 shares in the public market subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act of 1933"). Such sales could have an adverse effect on the price of the Company's Common Stock.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock and intends to retain any future earnings for use in its business. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the Company may be prohibited from declaring or paying cash, stock or other dividends or distributions on its capital stock under the terms of its existing bank credit agreement.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "LTUS." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported on the Nasdaq National Market.


                                                                               HIGH        LOW
                                                                             ---------  ---------
FISCAL 1996
First Quarter..............................................................  $    8.13  $    6.38
Second Quarter.............................................................       8.38       6.38
Third Quarter..............................................................      11.00       8.13
Fourth Quarter.............................................................      10.88       9.00

FISCAL 1997
First Quarter..............................................................  $   10.88  $    8.25
Second Quarter.............................................................      12.75       9.75
Third Quarter..............................................................      12.00       9.25
Fourth Quarter.............................................................      15.50      11.13

FISCAL 1998
First Quarter..............................................................  $   15.25  $   12.25
Second Quarter.............................................................      18.69      14.50
Third Quarter (through May 21, 1998).......................................      21.38      16.75



    On May 21, 1998, the last sale price of the Company's Common Stock as reported on the Nasdaq National Market was $17.31 per share.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the shares offered by the Company hereby will be approximately $15.9 million ($18.4 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of this offering to retire a majority of its outstanding debt (including prepayment penalties), which was incurred primarily to fund the development of new restaurants. Pending the above use, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 3 of Notes to Financial Statements.


                                 CAPITALIZATION


    The following table sets forth the Company's actual capitalization as of March 31, 1998 and as adjusted capitalization to give effect to the sale of the shares offered by the Company hereby, the exercise of options to purchase 27,500 shares to be sold by the Selling Stockholder and the application of the estimated net proceeds therefrom.



                                                                            MARCH 31, 1998
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                        (DOLLARS IN THOUSANDS)
Long-term debt, including current portion.............................  $  23,099   $   7,152
Shareholders' equity:
  Preferred Stock, $.01 par value, 2,500,000 shares authorized, none outstanding.......................................................
  Common Stock, $.01 par value, 12,000,000 shares authorized;
    4,318,176 shares issued and outstanding; 5,345,676 shares
    outstanding as adjusted(1)........................................         43          53
  Paid-in capital.....................................................     39,260      55,405
  Accumulated deficit.................................................     (2,765)     (2,996)
                                                                        ---------  -----------
    Total shareholders' equity........................................     36,538      52,462
                                                                        ---------  -----------
      Total capitalization............................................  $  59,637   $  59,614
                                                                        ---------  -----------
                                                                        ---------  -----------


------------------------

(1) Actual outstanding Common Stock excludes 805,945 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1998 under the Restaurant Management Plan, the Key Employee Plan, the 1995 Key Employee Plan, the Directors Option Plan, the 1998 Option Plan and certain other nonqualified stock options. As adjusted outstanding Common Stock includes 27,500 shares of Common Stock issuable upon exercise of options to be exercised immediately prior to the closing of this offering by the Selling Stockholder, but excludes the remaining 778,445 shares issuable upon exercise of outstanding options. See "Management--Benefit Plans" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

    The following historical data for each of the years in the five-year period ended September 30, 1997, has been derived from the Company's audited financial statements. Balance sheets at September 30, 1996 and 1997 and the related statements of operations and of cash flows for the three years ended September 30, 1997 and notes thereto appear elsewhere in this Prospectus. The data for the six months ended March 31, 1997 and 1998 has been derived from unaudited financial statements also appearing herein which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The operating results for the six months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 1998. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                   SIX MONTHS ENDED
                                                        YEAR ENDED SEPTEMBER 30,                       MARCH 31,
                                          -----------------------------------------------------   -------------------
                                            1993        1994       1995       1996       1997       1997       1998
                                          ---------   --------   --------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $  51,380   $ 59,658   $ 61,320   $ 71,373   $ 90,252   $ 42,736   $ 51,739
Costs and expenses:
  Cost of sales.........................     14,953     16,277     16,721     19,318     23,497     11,183     13,406
  Restaurant operating expenses:
    Labor...............................     14,592     17,229     17,425     19,870     26,130     12,523     15,245
    Occupancy and other.................     13,335     15,710     15,473     16,981     20,836     10,146     12,003
  General and administrative expenses...      4,008      4,446      4,098      5,142      5,672      2,804      3,483
  Depreciation and amortization
    expenses............................      2,711      3,633      3,604      4,518      6,147      3,061      3,463
  Restaurant closure costs..............     --            815      --         --         --         --         --
                                          ---------   --------   --------   --------   --------   --------   --------
      Total costs and expenses..........     49,599     58,110     57,321     65,829     82,282     39,717     47,600
                                          ---------   --------   --------   --------   --------   --------   --------
Operating income........................      1,781      1,548      3,999      5,544      7,970      3,019      4,139
Interest expense, net...................     (1,495)    (1,805)    (1,092)      (529)    (1,473)      (685)      (962)
Other expenses, net.....................     --            (60)      (210)       (66)       (62)       (23)       (55)
                                          ---------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes and
  extraordinary item....................        286       (317)     2,697      4,949      6,435      2,311      3,122
Benefit (provision) for income
  taxes(1)..............................        (77)       (18)     1,646     (1,945)    (2,548)      (919)    (1,218)
                                          ---------   --------   --------   --------   --------   --------   --------
Income (loss) before extraordinary
  item..................................        209       (335)     4,343      3,004      3,887      1,392      1,904
Extraordinary item--early extinguishment
  of debt(2)............................     --          --          (518)     --         --         --         --
                                          ---------   --------   --------   --------   --------   --------   --------
Net income (loss).......................        209       (335)     3,825      3,004      3,887      1,392      1,904
                                          ---------   --------   --------   --------   --------   --------   --------
Stock dividend(3).......................     --          --        (8,298)     --         --         --         --
                                          ---------   --------   --------   --------   --------   --------   --------
Net income (loss) available to common
  stockholders..........................  $     209   $   (335)  $ (4,473)  $  3,004   $  3,887   $  1,392   $  1,904
                                          ---------   --------   --------   --------   --------   --------   --------
                                          ---------   --------   --------   --------   --------   --------   --------
Net income (loss) per share available to
  common stockholders
  Basic.................................  $    0.61   $  (0.86)  $  (2.47)  $   0.73   $   0.93   $   0.34   $   0.44
                                          ---------   --------   --------   --------   --------   --------   --------
                                          ---------   --------   --------   --------   --------   --------   --------
  Diluted...............................  $    0.13   $  (0.86)  $  (2.47)  $   0.72   $   0.88   $   0.32   $   0.41
                                          ---------   --------   --------   --------   --------   --------   --------
                                          ---------   --------   --------   --------   --------   --------   --------
Shares used in computing net income
  (loss) per share
  Basic.................................        342        391      1,810      4,103      4,192      4,150      4,298
  Diluted...............................      1,624        391      1,810      4,176      4,402      4,345      4,633

SELECTED OPERATING DATA:
Percentage change in comparable
  restaurant sales(4)...................       (4.2)%      1.2%       2.0%       2.5%       4.7%       1.9%       7.6%
Average price per guest(5)..............  $    6.64   $   6.66   $   6.56   $   6.57   $   6.75   $   6.71   $   6.93
Average sales for salad buffet
  restaurants open for full period (in
  thousands)............................  $   1,748   $  1,779   $  1,835   $  1,902   $  1,985   $    953   $  1,016
Number of salad buffet restaurants open
  for full period.......................         27         31         32         35         42         42         49
Number of salad buffet restaurants open
  at end of period......................         33         33         35         42         49         46         52

                                                                SEPTEMBER 30,                               MARCH 31,
                                          ----------------------------------------------------------   -------------------
                                            1993        1994        1995           1996       1997       1997       1998
                                          ---------   --------   -----------     --------   --------   --------   --------
                                                                       (DOLLARS IN THOUSANDS)

BALANCE SHEET DATA:
Working capital (deficit)...............  $  (2,229)  $   (938)  $       292     $ (6,677)  $ (7,776)  $ (4,923)  $ (7,649)
Total assets............................     27,932     29,713        36,709       48,062     62,409     56,062     71,468
Long-term debt and capital lease
  obligations,
  including current portion.............     11,117     13,263         4,017        9,934     17,421     15,829     23,099
Shareholders' equity....................     10,522     10,209        25,800       29,257     34,168     30,978     36,538

------------------------------

(1) Fiscal 1995 results include a benefit related to recognition of deferred tax assets of $2,173.

(2) Represents a charge for previously unamortized issue costs, debt discount, and prepayment penalty, net of $192 income tax benefit.

(3) Reflects preferential stock dividend of approximately 922 shares of Common Stock to the holders of the Company's Series B, Series C and Series D Preferred Stock, which occurred upon completion of the Company's initial public offering.

(4) Comparable restaurant sales are computed on a monthly basis and then aggregated to determine comparable restaurant sales on a quarterly or annual basis. A restaurant is included in this computation after it has been open for 15 full calendar months. As a result, a restaurant may be included in this computation for only a portion of a given quarter or year.

(5) Average price per guest is derived from the Company's net sales, which reflects discounts and coupons.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, HOPES, BELIEFS, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. STATEMENTS WHICH USE THE WORDS "EXPECTS," "WILL," "MAY," "ANTICIPATES," "BELIEVES," "INTENDS," AND "SEEKS" ARE FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE COMPANY'S EXPANSION EFFORTS AND PLANS TO OPEN NEW RESTAURANTS, ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD LOOKING STATEMENT. IT IS IMPORTANT TO NOTE THAT THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE THE FACTORS SET FORTH UNDER THE HEADING "RISK FACTORS." IN PARTICULAR, THE COMPANY'S EXPANSION EFFORTS AND PLANS TO OPEN NEW RESTAURANTS COULD BE AFFECTED BY THE COMPANY'S ABILITY TO LOCATE SUITABLE RESTAURANT SITES, CONSTRUCT NEW RESTAURANTS IN A TIMELY MANNER AND OBTAIN ADDITIONAL FUNDS.

    The following should be read in conjunction with the "Selected Financial Data" and the Company's financial statements and related notes thereto.

GENERAL

    The Company has grown from 2 restaurants in 1984 to 52 salad buffet restaurants as of March 31, 1998. Of the 52 restaurants, 23 are located in Southern California using the name Souplantation and the balance are located in Northern California (5), Florida (12), Arizona (7), New Mexico (2), Utah (2) and Nevada (1), using the name Sweet Tomatoes. The Company's existing restaurants average approximately 7,585 square feet, with newer restaurants based on the Company's latest 7,200 sq ft prototype being smaller on average. The Company currently leases the sites for most of its restaurants, mixed between in-line locations and stand alone sites, although the Company purchases sites when necessary to acquire desirable locations.

    Net sales reflects discounts and coupons. Cost of sales consists primarily of food and beverage costs. Food costs can vary significantly depending upon pricing and availability of produce and grocery items. The Company attempts to minimize cost fluctuations for some of its foods by entering into two month to one year fixed price supply contracts with no minimum purchase requirements. Restaurant operating expenses include all restaurant-level operating costs, the significant components of which are direct and indirect labor expenses (including benefits), advertising expenses, occupancy costs and maintenance and utility expenses. Occupancy and other operating costs include rent, real estate taxes and insurance. Certain elements of the Company's restaurant operating expenses and, in particular, occupancy costs, are relatively fixed. However, a significant majority of the Company's leases provide for periodic escalation of minimum annual rentals based upon increases in the Consumer Price Index. Occupancy costs, as well as depreciation and amortization expenses, will vary between restaurants depending on whether a restaurant site is leased or owned. See "Risk Factors--Cost Sensitivity" and "Risk Factors--Reliance on Key Suppliers and Distributors."

    Restaurant pre-opening costs incurred in connection with opening new restaurant locations, including hiring, training and legal costs, are currently amortized over one year commencing with the opening of the restaurant. Pre-opening costs averaged approximately $205,000 for the six restaurants opened in the twelve month period ended March 31, 1998. See "--New Accounting Standard."

OPERATING RESULTS

    The following table sets forth the percentage of net sales of certain items included in the Company's statements of operations for the periods indicated.

                                                                        SIX MONTHS ENDED
                                           YEAR ENDED SEPTEMBER 30,         MARCH 31,
                                          ---------------------------   -----------------
                                           1995      1996      1997      1997      1998
                                          -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Net sales...............................    100.0%    100.0%    100.0%    100.0%    100.0%
Costs and expenses:
  Cost of sales.........................     27.3      27.1      26.0      26.2      25.9
  Restaurant operating expenses:
    Labor...............................     28.4      27.8      29.0      29.3      29.5
    Occupancy and other.................     25.2      23.8      23.1      23.7      23.2
  General and administrative expenses...      6.7       7.2       6.3       6.6       6.7
  Depreciation and amortization
    expenses............................      5.9       6.3       6.8       7.1       6.7
                                          -------   -------   -------   -------   -------
      Total costs and expenses..........     93.5      92.2      91.2      92.9      92.0
                                          -------   -------   -------   -------   -------
Operating income........................      6.5       7.8       8.8       7.1       8.0
Interest expense, net...................     (1.8)     (0.8)     (1.6)     (1.6)     (1.9)
Other expenses, net.....................     (0.3)     (0.1)     (0.1)     (0.1)     (0.1)
                                          -------   -------   -------   -------   -------
Income before income taxes and
  extraordinary item....................      4.4       6.9       7.1       5.4       6.0
Benefit (provision) for income taxes....      2.7      (2.7)     (2.8)     (2.1)     (2.3)
                                          -------   -------   -------   -------   -------
Income before extraordinary item........      7.1       4.2       4.3       3.3       3.7
Extraordinary item--early extinguishment
  of debt...............................     (0.9)    --        --        --        --
                                          -------   -------   -------   -------   -------
Net income..............................      6.2       4.2       4.3       3.3       3.7
Stock dividend..........................    (13.5)    --        --        --        --
                                          -------   -------   -------   -------   -------
Net income (loss) available to common
  shareholders..........................     (7.3)%     4.2%      4.3%      3.3%      3.7%
                                          -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------

SIX MONTHS ENDED MARCH 31, 1998 VERSUS SIX MONTHS ENDED MARCH 31, 1997

    NET SALES. Net sales for the six months ended March 31, 1998 increased 21.1% to $51.7 million from $42.7 million for the comparable 1997 period. This was due to the opening of six restaurants since the comparable 1997 period and the increase in comparable restaurant sales of 7.6%.

    COST OF SALES. Cost of sales for the six months ended March 31, 1998 increased 19.6% to $13.4 million from $11.2 million for the comparable 1997 period. As a percentage of net sales, cost of sales decreased 0.3% from 26.2% to 25.9% in the comparable 1997 period due to a higher average meal price per guest.

    LABOR. Labor expense for the six months ended March 31, 1998 increased 21.6% to $15.2 million from $12.5 million for the comparable 1997 period. This increase was due to the six restaurants opened since the comparable 1997 period. As a percentage of net sales, the labor expense increased 0.2% from 29.3% in the comparable 1997 period due to increases in the California minimum wage effective March 1, 1997 and March 1, 1998, and the addition of six new restaurants which utilized higher than historical labor hours.

    OCCUPANCY AND OTHER. Occupancy and other operating costs for the six months ended March 31, 1998 increased 18.8% to $12.0 million from $10.1 million for the comparable 1997 period. This was due mainly to the addition of six new restaurants, additional advertising to support the increase in same store sales in existing markets, increases in professional services due to the change in minimum wage, and maintenance and repair costs to maintain equipment and facilities in older buildings. Occupancy and other operating costs as a percentage of net sales decreased to 23.2% from 23.7% for the comparable 1997 period. This was due primarily to additional sales volume.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the six months ended March 31, 1998 increased 25.0% to $3.5 million from $2.8 million for the comparable 1997 period. This was due primarily to the increased personnel and relocation costs associated with opening stores in new regions. As a percentage of net sales, general and administrative expenses increased to 6.7% from 6.6% for the comparable 1997 period.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses for the six months ended March 31, 1998 increased 12.9% to $3.5 million from $3.1 million for the comparable 1997 period. This increase was due to depreciation and amortization for the new restaurants opened since the comparable 1997 period. Depreciation and amortization as a percentage of net sales decreased to 6.7%, from 7.1% for the comparable 1997 period due to lower amortization of preopening costs and high sales volume.

    INTEREST EXPENSE, NET. Interest expense, net for the six months ended March 31, 1998 increased 42.9% to $1.0 million from $0.7 million for the comparable 1997 period. Interest expense increased due to the increase in debt incurred for expansion.

FISCAL 1997 VERSUS FISCAL 1996

    NET SALES. Net sales for the fiscal year ended September 30, 1997 increased 26.5% to $90.3 million from $71.4 million for the comparable 1996 period. The increase was due to a 4.7% increase in comparable restaurant sales which resulted from an increase in guest volume of 3.1%, and in average meal price of 1.6% and the addition of seven new stores that opened in fiscal 1997.

    COST OF SALES. Cost of sales increased 21.8% to $23.5 million for the fiscal year ended September 30, 1997 from $19.3 million for the comparable 1996 period. As a percentage of net sales, cost of sales decreased 1.1% from 27.1% in fiscal 1996 to 26.0% for fiscal 1997. This decrease was primarily due to better menu management and improved purchasing.

    LABOR. Labor expense for the fiscal year ended September 30, 1997 increased 31.1% to $26.1 million from $19.9 million for the comparable 1996 period. This increase was due primarily to an increase in the minimum wage and the associated benefits based on wages. The remainder of the increase was due to increased staffing requirements resulting from the increase in guest volume during the period. As a percentage of net sales, labor expense for the fiscal year ended September 30, 1997 increased to 29.0% from 27.8% in the comparable 1996 period.

    OCCUPANCY AND OTHER. Occupancy and other operating costs for the fiscal year ended September 30, 1997 increased 22.4% to $20.8 million from $17.0 million in the comparable 1996 period. As a percentage of net sales, occupancy and other operating costs for the fiscal year ended September 30, 1997 decreased to 23.1% from 23.8% in the comparable 1996 period. The decrease was due to primarily lower occupancy costs in the newer regions.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the fiscal year ended September 30, 1997 increased 11.8% to $5.7 million from $5.1 million for the comparable 1996 period. This increase was primarily due to the increased personnel costs required to support the increased sales volume. As a percentage of net sales, general and administrative expenses for the fiscal year ended September 30, 1997 decreased to 6.3% from 7.2% in the comparable 1996 period.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses for the fiscal years ended September 30, 1997 and 1996 was approximately $6.1 million and $4.5 million, respectively. As a percentage of net sales, depreciation and amortization expense for the fiscal year ended September 30, 1997 increased to 6.8% from 6.3% in the comparable 1996 period. This increase was attributable to the increased amortization of start up costs associated with the opening of seven new restaurants, four of which were in new regions. The first store in a new region typically has higher startup costs than later stores due to extra costs associated with establishing a new region.

    INTEREST EXPENSE, NET. Interest expense, net for the fiscal year ended September 30, 1997 increased to $1.5 million from $0.5 million for the fiscal year ended September 30, 1996. This increase was attributable to new debt incurred for continued expansion.

    BENEFIT (PROVISION) FOR INCOME TAXES. Provision for income taxes increased to $2.5 million in 1997 from $1.9 million in 1996 principally due to higher pretax income during the fiscal year.

    NET OPERATING LOSS CARRYFORWARDS. At September 30, 1996, the Company had available net operating loss carryforwards for federal income tax purposes of approximately $1.4 million, which were utilized during fiscal 1997.

FISCAL 1996 VERSUS FISCAL 1995

    NET SALES. Net sales for the fiscal year ended September 30, 1996 increased 16.5% to $71.4 million from $61.3 million for the comparable 1995 period. The increase was due to a 2.5% increase in comparable restaurant sales which resulted from an increase in guest volume and the addition of seven new salad buffet restaurants opened in the second half of fiscal 1996.

    COST OF SALES. Cost of sales increased 15.6% to $19.3 million in the year ended September 30, 1996 from $16.7 million in the comparable 1996 period. As a percentage of net sales, cost of sales decreased 0.2% to 27.1% for the fiscal year ended September 30, 1996. This decrease was primarily due to better cost management and improved purchasing.

    LABOR. Labor expense for the fiscal year ended September 30, 1996 increased 14.4% to $19.9 million from $17.4 million for the comparable 1995 period. This increase was due to increased staffing requirements resulting from the increase in guest volume during the period. As a percentage of net sales, labor expense for the fiscal year ended September 30, 1996 decreased to 27.8% from 28.4% in the comparable 1995 period. This decrease was primarily due to a reduction in workers' compensation insurance premiums.

    OCCUPANCY AND OTHER. Occupancy and other operating costs for the fiscal year ended September 30, 1996 increased 10.4% to $17.0 million from $15.4 million in the comparable 1995 period. As a percentage of net sales, occupancy and other operating costs for the fiscal year ended September 30, 1996 decreased to 23.8% from 25.2% in the comparable 1995 period. The decrease was primarily due to lower occupancy costs in the newer regions, better managed supplies and services, and lower marketing expense relative to sales.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the fiscal year ended September 30, 1996 increased 24.4% to $5.1 million from $4.1 million for the comparable 1995 period. This increase was primarily due to the increased cost associated with being a public company and personnel costs required to support the increased sales volume. As a percentage of net sales, general and administrative expenses for the fiscal year ended September 30, 1996 increased to 7.2% from 6.7% in the comparable 1995 period.

    DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses for the fiscal years ended September 30, 1996 and 1995 was approximately $4.5 million and $3.6 million, respectively. As a percentage of net sales, depreciation and amortization expense for the fiscal year ended September 30,

1996 increased to 6.3% from 5.9% in the comparable 1995 period. This increase was attributable to the increased amortization of start up costs associated with the opening of seven new salad buffet restaurants.

    INTEREST EXPENSE, NET. Interest expense, net for the fiscal year ended September 30, 1996 decreased 54.5% to $0.5 million from $1.1 million for the fiscal year ended September 30, 1995. This was attributable to the reduction of debt due to payoff thereof with the proceeds from the Company's initial public offering in May 1995.

    BENEFIT (PROVISION) FOR INCOME TAXES. Provision for income taxes increased to $1.9 million in 1996 from a benefit of $1.6 million in 1995 principally due to the recognition of $2,173,000 in deferred tax assets during the fourth quarter of fiscal year 1995.

    EXTRAORDINARY ITEM--EARLY EXTINGUISHMENT OF DEBT. During fiscal year 1995 the Company recognized an extraordinary loss of $518,000, net of an income tax benefit of $192,000, representing a charge for previously unamortized debt issue costs, unamortized debt discount, and a prepayment penalty associated with early extinguishment of debt. There were no extraordinary items in fiscal year 1996.

    NET OPERATING LOSS CARRYFORWARDS. At September 30, 1996, the Company had available net operating loss carryforwards for federal income tax purposes of approximately $1.4 million.

QUARTERLY RESULTS AND SEASONALITY

    The following table sets forth certain unaudited quarterly results and the percentage that certain items in the Company's statements of operations bear to net sales for the four quarters of fiscal 1996 and 1997, and the first two quarters of fiscal 1998. The Company believes that this unaudited quarterly information includes all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the information shown. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                 FISCAL 1996                                     FISCAL 1997
                                ---------------------------------------------   ---------------------------------------------
                                  FIRST      SECOND       THIRD      FOURTH       FIRST      SECOND       THIRD      FOURTH
                                 QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.....................  $14,935     $17,597     $18,712     $20,129     $19,277     $23,459     $23,502     $24,014
Operating income..............      515       1,384       1,729       1,916         950       2,069       2,391       2,560
Net income....................      245         771         962       1,026         375       1,017       1,192       1,303
AS A PERCENTAGE OF NET SALES:
Operating income..............      3.4%        7.9%        9.2%        9.5%        4.9%        8.8%       10.2%       10.7%
Net income....................      1.6         4.4         5.1         5.1         1.9         4.3         5.1         5.4
SELECTED OPERATING DATA:
Number of salad buffet
  restaurants open at end of
  period......................       35          35          39          42          44          46          46          49
Percentage change in
  comparable restaurant
  sales(1)....................     (0.2%)       6.7%        2.2%        0.9%        3.7%        1.6%        5.0%        9.4%

                                     FISCAL 1998
                                ---------------------
                                  FIRST      SECOND
                                 QUARTER     QUARTER
                                ---------   ---------

STATEMENT OF OPERATIONS DATA:
Net sales.....................  $23,903     $27,836
Operating income..............    1,387       2,752
Net income....................      586       1,318
AS A PERCENTAGE OF NET SALES:
Operating income..............      5.8%        9.9%
Net income....................      2.5         4.7
SELECTED OPERATING DATA:
Number of salad buffet
  restaurants open at end of
  period......................       51          52
Percentage change in
  comparable restaurant
  sales(1)....................      9.8%        5.8%

------------------------------

(1) Comparable restaurant sales are computed on a monthly basis and then aggregated to determine comparable restaurant sales on a quarterly or annual basis. A restaurant is included in this computation after it has been open for 15 full calendar months. As a result, a restaurant may be included in this computation for only a portion of a given quarter or year.

    The Company's restaurants experience seasonal influences, as a disproportionate amount of the Company's net income is realized during the second, third and fourth fiscal quarters due to higher average sales and lower average costs. Quarterly results have fluctuated and are expected to continue to fluctuate as a result of a number of factors, including the timing of new restaurant openings, and are not necessarily indicative of the results that may be achieved for a full fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

    The Company finances its cash requirements principally from cash flow from operating activities, bank debt and mortgage and capital lease financings. The Company does not have significant receivables or inventory, and receives trade credit based upon negotiated terms when purchasing food and supplies. From October 1, 1996 through March 31, 1998, the Company generated $17.1 million in cash flow from operating activities, received $13.2 million from bank debt and mortgage and capital lease financings (net of repayments), and an additional $1.5 million from the sale of the Company's Common Stock pursuant to stock options and the Company's Employee Stock Purchase Plan.


    As of March 31, 1998, the Company had drawn approximately $4.8 million of its $5.0 million bank line of credit. Such credit line bears interest at the bank's reference rate plus 0.75%, which totaled 9.25% per annum as of March 31, 1998. The credit agreement expires on November 1, 1999 and contains various financial covenants and restrictions, including restrictions on the Company's ability to pay dividends or to effect mergers or acquisitions without the bank's approval. Borrowings under the line of credit are collateralized by equipment and other assets. As of March 31, 1998, the Company was not in technical compliance with one financial covenant. The breach has been waived by the bank pending negotiation of an amendment to the covenant. The Company expects to retire a majority, and possibly all, of such debt with the proceeds of this offering.


    In connection with the development of new restaurants, the Company has over time obtained mortgage and capital lease financing from approximately nine lenders, each of which has financed multiple loans or leases. The outstanding balance of each loan or lease generally is between $100,000 and $1.1 million. The loans and leases have varying maturity rates extending through April 2003, interest rates generally ranging from approximately 8.0% through 12.0% with an average interest rate of approximately 10% per annum, and in certain cases, pre-payment penalties of one to two percent. As of March 31, 1998, the outstanding balances on such loans and leases aggregated approximately $18.3 million. The Company expects to retire a majority of such debt with the proceeds of this offering.

    The Company's principal capital requirement has been and will continue to be funding the development of restaurants. From October 1, 1996 through March 31, 1998, capital expenditures totaled $27.5 million, $23.9 million of which funded the development of new restaurants. The remaining capital expenditures primarily funded maintenance at existing restaurants. In addition to budgeted capital expenditures for the last six months of fiscal 1998 of $10.0 million for new restaurant openings, the Company has budgeted $1.8 million in expenditures for fiscal 1998 for capital improvements at existing sites. See "Business--Unit Economics."

    The Company intends to use the net proceeds of this offering to retire a majority of its outstanding debt, which was incurred primarily to fund the development of new restaurants and is secured by certain of the Company's assets. The Company believes that (i) internally generated funds, (ii) available borrowings under the bank credit line and (iii) funds that it will be able to borrow pursuant to secured credit facilities consistent with its past practices, will be sufficient to meet the Company's cash requirements through at least the end of fiscal 1999. After completion of this offering and application of the net proceeds therefrom, the Company believes that it will be able to arrange additional secured credit facilities on terms at least as favorable to the Company as its current debt financing. If these sources of financing are insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. There is no assurance that financing will be available to the Company on favorable terms, or at all.

IMPACT OF INFLATION

    The primary inflationary factors affecting the Company's operations include food and beverage and labor costs. The Company does not believe that inflation has materially affected earnings during the past three years. Substantial increases in costs and expenses, particularly food, supplies, labor and operating expenses, could have a significant impact on the Company's operating results to the extent that such increases cannot be passed along to guests.

NEW ACCOUNTING STANDARD

    In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires that the costs of start-up activities, which is inclusive of pre-opening costs, should be expensed as incurred. This new accounting standard is effective for financial statements for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements have not been issued. Restatement of previously issued financial statements is not permitted.

    As is typical in the restaurant industry, the Company defers its restaurant pre-opening costs and amortizes them over the twelve-month period following the opening of each respective restaurant. At March 31, 1998, total deferred pre-opening costs were $1.6 million. For fiscal 1997 and the six months ended March 31, 1998, preopening expense amortization was approximately $1.2 million and $0.6 million, respectively. The Company has not yet determined when it will adopt SOP 98-5. Upon adoption, the Company will recognize the cumulative effect of a change in accounting principle, net of any related income tax effect.

                                    BUSINESS

GENERAL

    Garden Fresh Restaurant Corp. was founded in 1983 and currently operates 52 salad buffet restaurants in California, Florida, Arizona, New Mexico, Utah and Nevada under the names Souplantation and Sweet Tomatoes. The Company's restaurants feature fresh, great tasting salads and other complementary foods. Due to its salad focus, the Company's concept falls within a segment of the restaurant industry that is distinct from other buffet concepts and moderately priced casual restaurants. The Company believes that it is well-positioned to further penetrate this segment and that the opportunity for expansion within this segment currently is attractive relative to expansion opportunities for many other restaurant segments.

BUSINESS STRATEGY

    The Company's fundamental strategy is to provide a casual restaurant dining experience that incorporates the variety and choice inherent in a buffet restaurant but the food quality and service expected in casual chains. The Company believes that this strategy will create restaurant operating margins not normally found in the buffet/family dining segment. The key elements of the Company's strategy are as follows:

    COMMITMENT TO HIGH QUALITY FOOD. The Company seeks to provide fresh wholesome food with a strong emphasis on salads, which are featured on two 55 foot bars that include a wide range of salad offerings featuring three freshly tossed salads as well as a large assortment of fresh cut produce, dressings and toppings and several signature prepared salads. Various other offerings include made from scratch soups, a hot pasta bar, a bakery which serves a variety of hot muffins, focaccias and other breads and a dessert bar centered around a frozen yogurt station with toppings complemented by fresh fruits and puddings.

    COMMITMENT TO GUEST SERVICE. The Company seeks to provide its guests with a level of service that exceeds the standards set by other buffet concepts while not inhibiting the guest from enjoying the benefits of selecting from a virtual cornucopia of choices offered at the various food bars within the restaurant. In addition to high service standards the Company has implemented several programs to maximize guest satisfaction. Included in these is a "zero defect" program that focuses on the most popular offerings to ensure that each portion is prepared exactly as specified by the recipes. The Company's high service standards can only be maintained through intensive recruiting and training programs designed to employ crew members and management that can sustain a friendly, enjoyable environment thereby maximizing the guest's meal experience.

    EXCELLENT PRICE/VALUE RELATIONSHIP. The Company believes that the pricing and product mix at each restaurant is maintained at such a high level that the resulting meal experience can only be duplicated in other casual chains at price points that average two to three dollars higher than at the Souplantation and Sweet Tomatoes restaurants.

    COST MANAGEMENT. The ability of the Company to maintain the highest possible quality products combined with what the Company believes to be one of the lowest cost structures in the casual chain segment is directly attributable to the Company's ability to manage costs rigorously. This is achievable only through the use of the Company's fully integrated, proprietary computer management information system. The precision with which the system operates allows a manager to review his/her entire cost structure in increments of cents per guest or minutes per employee if need be. At the same time, every level of management can review virtually any data in any store as quickly as the store itself. This allows for rapid problem detection and resolution thereby minimizing potential cost problems. The Company believes that the system's sophistication combined with the ability of management to effectively use it are unequaled in the industry.

EXPANSION STRATEGY


    The Company intends to expand in fiscal 1998 and 1999 primarily in new markets outside of California. In fiscal 1997, the Company opened one restaurant in Arizona, four restaurants in Florida, one restaurant in New Mexico, and one restaurant in Utah. In fiscal 1998, the Company has opened three new restaurants, one each in Florida, Utah and Nevada, and anticipates opening approximately eight additional salad buffet restaurants outside of California. The Company has signed one lease, purchased five sites and signed contracts to purchase two sites to be opened in fiscal 1998. In fiscal 1999, the Company anticipates opening twelve new restaurants. The Company has signed one lease and contracts to purchase five sites to be opened in fiscal 1999. Expansion will allow the Company to continue generally utilizing a central kitchen to serve several restaurants located within a particular region. In addition, as a part of its expansion strategy, the Company is evaluating the possibility of developing its concept in alternative formats. The Company currently has no plans to offer franchises.


    The Company's ability to implement an expansion strategy will depend on a variety of factors, including the Company's ability to locate suitable restaurant sites, construct new restaurants in a timely manner and obtain additional funds. See "Risk Factors--Expansion Risks."

UNIT ECONOMICS

    For the twelve month period ended March 31, 1998, the 46 salad buffet restaurants that were open for the entire period had an average of approximately 298,000 guest visits during the period, generated average net sales of approximately $2,034,000, average restaurant operating income (net sales less cost of sales, restaurant operating expenses, depreciation and amortization) of approximately $328,000 or 16.1% of net sales, and average cash flow (operating income plus depreciation and amortization) of approximately $449,000 or 22.1% of net sales. The Company's average cash investment for the six restaurants opened in the twelve month period ended March 31, 1998, excluding land purchases and pre-opening costs, was approximately $1.9 million. Pre-opening costs averaged approximately $205,000 for these restaurants. The investment to open a new restaurant typically includes the purchase or installation of furniture, fixtures, equipment and leasehold improvements, and in the case of an owned site, the purchase of land and a building. The Company currently leases the sites for most of its restaurants, mixed between in-line locations and stand-alone sites, although the Company purchases sites when necessary to acquire desirable locations.

CONCEPT AND MENU

    The Company's menu is designed to focus on freshly made, great tasting food. The focal point of the menu is the salad bar, but not to the point of neglecting other interesting and exciting food offerings at the pasta, soup, bakery, frozen yogurt and dessert bars. The Company seeks to provide guests with an excellent value by offering unlimited access to its entire menu of high quality fresh items at a fixed price. Depending on the region and time of day, the price ranges from $5.79 to $6.99 at lunch and from $6.99 to $7.69 at dinner. Discounts are provided to children under 12 and senior citizens.

    The following is a description of the Company's menu items in the order they would appear to a guest walking along the various food bars in a typical restaurant:

    TOSSED SALADS. Upon entering the restaurant, guests are greeted at the door and begin to walk along either of the salad bars. The initial featured selections along the salad bars are two to three specialty salads that are tossed fresh approximately every 20 minutes. The selections are changed weekly for variety. The following is a partial listing of the Company's specialty salad recipes:

Antipasto Salad
Barbecue Chicken Chopped Salad
California Cobb Salad
Caribbean Krab Salad
Caesar Salad
Chopped Salad with Smoked Turkey and Roasted Red Pepper
Country French Salad with Bacon
Greek Salad
Ranchero Taco Salad
Roasted Vegetable Salad with Feta & Olives
Roma Tomato, Mozzarella & Basil Salad
Shrimp & Krab Louie Salad
Sonoma Artichoke Salad
Spinach & Pasta Salad with Raspberry Vinaigrette
Spinach Salad with Mandarin Oranges and Caramelized Walnuts
Won Ton Chicken Salad

    Following the specialty tossed salads on the salad bar, guests can make their own salads by choosing from a broad assortment of fresh cut salad ingredients. The salad bar offers three types of lettuce (romaine, iceberg and one other rotational lettuce), an assortment of 11 seasonal fresh cut vegetables (such as grated carrots, sliced mushrooms, chopped bell peppers and diced jicama), 10 toppings (such as sunflower seeds, fresh bacon bits, grated cheddar cheese and crumbled eggs), various condiments and 10 dressings. Employees located between the two salad bars replenish the salad offerings frequently and assist guests.

    Next, the salad bar features prepared signature salads. The following is a partial list of the Company's signature salad recipes:

Artichoke Rice Salad
Aunt Doris' Red Pepper Slaw
Baja Bean with Cilantro Salad with
  Chipotle Vinaigrette
BBQ Potato Salad
Carrot Ginger Salad with Herb Vinaigrette
Carrot Raisin Salad
Chinese Krab Salad
Confetti Pasta Salad with Cheddar & Dill
Cowboy Beans Salad
Cucumber Tomato Salad with Chile Lime
Dijon Potato Salad with Garlic Dill Vinaigrette
Gemelli Pasta Salad with Chicken
German Potato Salad
Greek Couscous with Feta Cheese
Italian White Bean Salad
Jalapeno Potato Salad
Lemon Orzo Salad with Feta & Mint
Mandarin Krab Salad
Mandarin Noodles with Broccoli and Sesame Seeds
Mandarin Shells with Almonds and Snow Peas
Marinated Summer Vegetable Salad
Mazatlan Krab & Pasta Salad
Mediterranean Harvest Salad
Mediterranean Krab & Rotini Salad
Moroccan Marinated Vegetables
Old Fashioned Macaroni Salad
Oriental Ginger Slaw with Krab
Pesto Kashi
Picante Pasta Salad
Picnic Potato Salad
Pineapple Coconut Slaw
Poppyseed Coleslaw
Roasted Potato Salad with Chipotle Vinaigrette
Shrimp Tarragon Salad
Soba Noodles with Chicken
Southern Dill Potato Salad
Spicy Southwestern Pasta
Spinach Krab Salad
Summer Barley with Black Bean Salad
Thai Noodles with Peanut Sauce
Three Bean Marinade Salad
Tortellini Salad
Tortellini Salad with Basil
Tumbleweed Tortellini Salad
Tuna Tarragon Salad
Turkey Chutney Pasta Salad
Zesty Tortellini

    BEVERAGES. At the end of the salad bar, the Company offers an assortment of beverages, including fresh juices, milk, soft drinks, sparkling waters, lemonades, and in certain locations, beer and wine. Refills of soft drinks, coffee and tea are provided at no extra cost.

    SOUP BAR. The soup bar contains a selection of five to six soups made fresh daily, featuring three regular offerings of chicken noodle soup, clam chowder and chili. The Company seeks to offer only the highest quality soups. In making one of its most popular dishes, chicken noodle soup, the Company cooks its own chicken broilers, selecting only the white meat for use in the soup and using some of the remaining portion to create a natural broth. The Company offers additional soups that are selected from the Company's soup recipes, including the following:

Albondigas Buenas Soup
Chesapeake Corn Chowder
Chicken Jambalaya
Chunky Potato Cheese Soup
Cream of Broccoli Soup
Cream of Mushroom Soup
Green Chile Stew
Irish Potato Leek Soup
Navy Bean Soup
New England Clam Chowder with Bacon
New Orleans Style Jambalaya
Posole
Santa Fe Black Bean Chile
Shrimp Bisque
Spicy 4-Bean Minestrone
Split Pea Soup with Ham
Sweet Tomato Onion Soup
Texas Red Chili
Turkey Cassoulet
Turkey Noodle Soup
Turkey Vegetable Soup
Vegetable Beef Stew
Vegetable Medley Soup
Vegetarian Harvest Soup
Yucatan Chili

    PASTA BAR. At the pasta bar, guests can select from three hot pasta dishes that are made fresh every 20-30 minutes. Pasta is prepared exhibition style to order at the pasta station and served in individual servings to ensure that both the pasta and the sauce remain hot. The Company's pasta sauce recipes include the following:

Bruschetta
Chipotle Chicken with Cilantro
Creamy Bruschetta
Creamy Pesto with Sundried Tomatoes
Fettucine Alfredo
Garden Vegetable with Italian Sausage
Garden Vegetable with Meatballs
Italian Vegetable Beef
Jalapeno Salsa
Nutty Mushroom
Smoked Salmon & Dill
Vegetarian Marinara with Basil

    BAKED GOODS. Each day, the bakery bar offers three different muffins, two varieties of fresh dough pizza focaccias and a variety of freshly baked breads. In addition, the Company offers baked potatoes and assorted toppings. All muffins and other baked goods are baked on site and replenished frequently to ensure warmth and freshness. The Company's recipes include the following:

Apple Cinnamon Bran Muffin
Apple Raisin Muffin
Apricot Nut Muffin
Banana Nut Muffin
Buttermilk Corn Bread
Carrot Pineapple Muffin with Oat Bran
Cherry Nut Muffin
Chile Corn Muffin
Chocolate Brownie Muffin
Chocolate Chip Mandarin Muffin
Chocolate Chip Muffin
Cranberry Orange Bran Muffin
Fruit Medley Bran Muffin
Garlic Parmesan Focaccia Muffin
Georgia Peach Poppyseed Muffin
Indian Grain Bread
Lemon Muffin
Mandarin Almond Muffin with Oat Bran
Nutty Peanut Butter Muffin
Peanut Butter Chocolate Chip Muffin
Pizza Focaccia
Pumpkin Raisin Muffin
Roasted Potato Focaccia
Strawberry Buttermilk Muffin
Sourdough Bread
Tomatillo Focaccia
Wild Maine Blueberry Muffin
Wild Maine Blueberry Muffin--Large
Zucchini Nut Muffin

    DESSERTS. Each restaurant offers several varieties of fresh fruit and other dessert items. The most popular dessert offering is frozen yogurt. At the yogurt bar, guests have the choice of two varieties of frozen yogurt, assorted toppings (such as cookie crumbs, granola, sprinkles and peanuts) and chocolate sauce.

RESTAURANT OPERATIONS

    COST MANAGEMENT FOCUS. The Company is committed to cost management without degrading either quality of food or service. To accomplish this the Company has developed a proprietary management information system which in conjunction with several other cost related programs allows the Company to provide a cost structure that the Company believes is superior to any casual or buffet style restaurant.

    COMPUTER INFORMATION SYSTEM. The core component of the Company's cost management program is the Company's computer information system. The Company has developed a proprietary computer accounting and management information system that is fully integrated throughout the Company, including in each restaurant. The Company believes that, as compared to off-the-shelf software applications, this system provides significantly greater access to restaurant operating data and a much shorter management reaction time. The system is used as a critical planning tool by corporate and restaurant managers in four primary areas: production, labor, food cost and financial and accounting controls. The system generates forecasts of estimated guest volumes and other predictive data, which assist restaurant managers in developing automated production reports that detail the daily quantity and timing of batch production of various menu offerings and food preparation requirements. The computerized system also acts as a scheduling tool for the general managers, producing automated daily labor reports outlining the restaurant's staffing needs based on changing trends and guest volume forecasts. Corporate management, through daily information updates, has complete access to restaurant data and can react quickly to changing trends. The Company can quickly analyze the cost of its menu and make corporate-wide menu adjustments to minimize the impact of shifting food prices and food waste. Weekly computer-generated profit and loss statements and monthly accounting department-generated profit and loss statements are reviewed at the corporate, regional and restaurant management levels.

    FOOD PURCHASING. Most food items are contracted on a centralized basis in an effort to achieve uniform quality, adequate supplies and competitive prices. The Company's food purchasing programs are designed to assist the Company in minimizing food costs through vendor discounts based upon volume purchases. In order to minimize price fluctuations, to the extent practical, the Company enters into fixed price supply contracts that typically have terms of two months to one year and generally do not have minimum purchase requirements. Although contracted directly by the Company, all produce and groceries are delivered to the Company's regional distributors, who in turn deliver the produce and groceries to the individual restaurants and central kitchen restaurants approximately three to five times a week. At each restaurant, the production assistant manager is responsible for ensuring that all deliveries meet the Company's guidelines regarding freshness and quality.

    CENTRAL KITCHENS. In eleven geographic areas, the Company uses central kitchens located in existing restaurants to prepare certain menu offerings on a more efficient scale using the identical food preparation processes as the restaurants. Each central kitchen generally services between two and seven restaurants. Items prepared in the central kitchen are delivered daily to the Company's local restaurants. The Company believes that, where economically feasible, the use of central kitchens assists the Company in providing consistently high quality, great tasting food, enhances the freshness of certain menu offerings and allows the restaurant managers to devote more time and attention to guests without any additional operating costs.

    FOOD PREPARATION AND QUALITY CONTROL. The Company is committed to using fresh produce and high quality groceries in its menu offerings. The kitchen and central kitchen staffs prepare food items from scratch daily. Menu offerings are closely monitored on the food bars and frequently replenished to assure constant food freshness. Items that are highly sensitive to freshness, such as tossed salads, muffins, pizza focaccias, and prepared pastas are made on-site in small batches throughout the day in order to maintain high levels of freshness and great taste. The Company has developed a wide assortment of recipes that are used in each restaurant and central kitchen in an effort to achieve consistently high quality. The Company's food development effort focuses on the creation of new recipes within existing food product categories. The Company's computer system assists the restaurant managers in monitoring quality control without raising costs by providing a detailed analysis of the raw materials used in the creation of each finished product.

    CUSTOMER SERVICE. One of the Company's fundamental strategies is to develop a strong core of loyal, high frequency guests, in part by providing a level of customer service not typically associated with a buffet. The Company seeks to attract and retain friendly, customer-oriented employees. Employees are present at the food bars and in the dining room to replenish food offerings, answer questions and assist guests in serving themselves. The Company devotes substantial attention and resources to maintaining cleanliness and fresh presentation of the salad and other food bars in order to enhance the visual appeal of the menu offerings.

    The Company actively solicits guest input through the use of comment cards and attempts to respond in writing to all guest suggestions and complaints. Restaurant managers evaluate their respective restaurants approximately four times per day for compliance with Company standards. In addition, the Company conducts in-house market research through exit interviews and guest focus groups on an ongoing basis in order to be responsive to changes in guest tastes and expectations. Each restaurant receives independent evaluations of product quality, cleanliness and service from secret shoppers approximately three times per month, as well as a technical shop once a month to ensure strict adherence to the Company's standards for food quality and service. The results of these independent evaluations are taken into consideration in determining each restaurant manager's monthly bonus.

    RESTAURANT MANAGEMENT. The Company seeks to attract and retain friendly, guest-oriented employees for its restaurant management positions. Upon joining the Company and before assuming management responsibility, each restaurant management employee completes a two month "hands-on" technical training course in an existing restaurant that covers day to day restaurant operations. The Company also selects restaurant management employees for participation in ongoing management training programs that focus on motivation techniques, performance reviews, team-building, interviewing and other management skills.

    General managers are responsible for managing their respective restaurants and reporting to District Operations Managers. Most district managers are responsible for four to eight restaurants. The management staff of a typical Souplantation/Sweet Tomatoes restaurant consists of one general manager, two or three assistant managers and several other key employees. The Company recruits most of its assistant managers from outside the Company, the majority of whom have prior restaurant management experience. Most of the Company's general managers have been promoted from assistant manager. The general manager of each restaurant is principally responsible for the day-to-day operation and profitability of the restaurant. The Company grants monthly bonuses to restaurant managers based on actual restaurant performance as compared to budget, and guest satisfaction. As an additional incentive, restaurant managers are eligible for stock options.

MARKETING AND PROMOTION

    The Company's marketing efforts seek to develop loyal guests for repeat business, attract new guests and create awareness of existing and new restaurants. The Company has instituted several programs in an effort to develop loyal guests for repeat business. Under the Company's "first-time guest" program, guests are greeted at the door and asked if they have previously eaten at a Souplantation/Sweet Tomatoes restaurant. After being seated, first-time guests are typically welcomed by a restaurant manager who provides them with further information about the restaurant. In addition, the Company has implemented a "zero defect" program in its restaurants on certain popular food offerings in an effort to provide consistently high quality products. The "zero defect" program establishes highly detailed procedures describing the precise methods under which these certain popular food offerings are prepared, presented and replenished.

    A significant portion of the Company's external marketing effort consists of attracting new guests through the use of free standing inserts ("FSIs"). FSIs contain descriptive information regarding the restaurants, as well in some cases, discount coupons. FSIs are distributed by direct mail and through newspapers. In addition, the Company has a "Business-to-Business" program under which it mails discount cards to local businesses for distribution to their employees. The discount cards entitle the employees to a certain price discount on each repeat visit during a specified period.

    In markets in which the Company has sufficient penetration, the Company uses radio advertising to stimulate demand. Radio advertising is only used where the return on investment of the radio campaign is sufficient to justify the cost. In fiscal 1997, the Company used radio advertising in its San Diego, Tampa Bay and Phoenix markets. The Company does not currently utilize television advertising but is considering cable television advertising in markets where appropriate.

    In addition, the restaurants periodically co-sponsor fund-raising events in the restaurants for local charitable and other community organizations. For each new restaurant, the Company conducts a pre-opening awareness program beginning approximately two to three weeks prior to, and ending four to six weeks after, the opening of a restaurant. The program typically includes special promotions, site signs, sponsorship of a fund-raising event for a local charity to establish ties to local community leaders and increase awareness of the new restaurant, and pre-opening trial operations, to which the family and friends of new employees are invited.

    In fiscal 1997, marketing and promotion expenses constituted approximately 2.2% of total net sales.

RESTAURANT FACILITIES

    DESIGN. Each Souplantation/Sweet Tomatoes restaurant generally has a similar appearance. The Company currently uses a standardized design in constructing restaurants, with modifications for each particular site. The design and layout of the restaurants are intended to emphasize the fresh, great tasting salads and other complementary menu offerings and promote a casual, comfortable and inviting atmosphere. The centerpiece of the restaurants are the two approximately 55-foot long salad bars located near the entrance of the restaurants. An aisle between the two salad bars allows employees easy access for replenishment of fresh food items, preparation of specialty tossed salads and ongoing clean-up without disturbing guests. The remainder of the menu offerings are presented in a scatter bar format designed to accommodate a high volume of traffic while providing guests with unlimited and convenient access to the food items. The dining area, which seats approximately 220 guests, provides a warm, comfortable atmosphere that creates a relaxed dining environment similar to many casual family restaurants. The Company's existing restaurants average approximately 7,500 square feet (including the dining area, kitchen and food preparation and storage areas), with new restaurants based on the Company's latest prototype averaging approximately 7,200 square feet and 240 seats. Certain of the Company's restaurants provide limited outdoor seating.

    LOCATION. The following is a list of the Company's salad buffet restaurants and their locations by region:

                                                                                                    APPROXIMATE
                                                                                MONTH OPENED     SQUARE FOOTAGE(1)
                                                                             ------------------  -----------------
REGION:    SOUTHERN CALIFORNIA(2)
           Del Mar (San Diego).............................................      September 1993          6,760
           Laguna Niguel...................................................           July 1993          6,800
           Rancho Bernardo (San Diego).....................................        January 1993          6,760
           San Bernardino..................................................            May 1992          6,500
           Fountain Valley.................................................        January 1990          7,500(3)
           Brentwood (Los Angeles).........................................        January 1990          6,580
           Beverly (Los Angeles)...........................................      September 1989          8,100
           Alhambra........................................................      September 1989          7,500
           Marina del Rey..................................................           June 1989          8,490
           Costa Mesa......................................................            May 1989         10,140
           Rancho Cucamonga................................................          April 1989          7,630
           Brea............................................................        October 1988          7,630
           Arcadia.........................................................        October 1988          7,500
           Torrance........................................................           July 1988          8,080
           Mira Mesa (San Diego)...........................................       February 1988          8,210
           Pasadena........................................................       November 1987          7,940
           Carlsbad........................................................           July 1987          8,210
           Lakewood........................................................           July 1987          8,210
           Garden Grove....................................................       December 1986          8,210
           Tustin..........................................................         August 1986          7,470
           La Mesa.........................................................       February 1986          8,420(3)
           Point Loma (San Diego)..........................................        January 1982          7,000
           Mission Gorge (San Diego).......................................          March 1978          7,570

REGION:    NORTHERN CALIFORNIA
           N. Fresno Street (Fresno).......................................        October 1993          6,760
           Fremont.........................................................       February 1993          6,860
           Shaw Avenue (Fresno)............................................      September 1990          6,760
           Sunnyvale.......................................................            May 1990          7,500
           Pleasanton......................................................          March 1990          7,910

REGION:    FLORIDA
           Coral Springs...................................................       December 1997          7,240
           Fort Lauderdale.................................................      September 1997          7,960
           Hollywood.......................................................         August 1997          8,000(3)
           Altamonte Springs (Orlando).....................................       February 1997          8,740(3)
           Fort Myers......................................................        January 1997          7,240
           Sarasota........................................................           July 1996          8,500(3)
           Plantation......................................................          April 1996          8,030
           Brandon (Tampa).................................................         August 1995          8,110
           Tampa...........................................................           July 1995          8,500
           Carrollwood (Tampa).............................................           June 1993          7,020
           Largo (Tampa)...................................................      September 1992          6,800
           Palm Harbor (Tampa).............................................        January 1990          8,000(3)

                                                                                                    APPROXIMATE
                                                                                MONTH OPENED     SQUARE FOOTAGE(1)
                                                                             ------------------  -----------------
REGION:    ARIZONA
           Tucson II.......................................................       November 1996          6,960
           Ahwatukee (Phoenix).............................................           July 1996          6,960
           Peoria (Phoenix)................................................           June 1996          6,460
           Phoenix.........................................................            May 1996          6,940
           Tucson I........................................................            May 1996          7,420(3)
           Tempe (Phoenix).................................................       February 1995          6,320
           Scottsdale (Phoenix)............................................       February 1994          9,000(3)

REGION:    NEW MEXICO
           Cottonwood Mall (Albuquerque)...................................        October 1996          6,300
           San Mateo Avenue (Albuquerque)..................................      September 1996          7,240(3)

REGION:    UTAH
           Centennial (Salt Lake City).....................................       November 1997          7,450
           Overlook (Salt Lake City).......................................      September 1997          9,000(3)

REGION:    NEVADA
           Las Vegas.......................................................       February 1998          7,240(3)

    The restaurants listed below are under development and have lease or purchase contracts signed:


                                                                               ESTIMATED FISCAL  APPROXIMATE SQUARE
                                                                               QUARTER OPENING       FOOTAGE(1)
                                                                               ----------------  -------------------
REGION:    FLORIDA
           Jacksonville......................................................         Q4 1998             7,240(3)

REGION:    GEORGIA
           Perimeter (Atlanta)...............................................         Q4 1998             8,900(3)
           Towncenter (Atlanta)..............................................         Q4 1998             7,240
           Gwinnett (Atlanta)................................................         Q4 1998             7,240
           Northpoint (Atlanta)..............................................         Q2 1999             7,240

REGION:    TEXAS
           Hedwig Village (Houston)..........................................         Q4 1998             8,900(3)
           Willowbrook (Houston).............................................         Q4 1998             7,240

REGION:    PACIFIC NORTHWEST
           Beaverton, Oregon.................................................         Q4 1998             7,240
           Vancouver, Washington.............................................         Q4 1998             8,000(3)

REGION:    COLORADO
           Aurora............................................................         Q1 1999             7,000
           Westminster.......................................................         Q1 1999             8,900(3)
           Denver............................................................         Q3 1999             7,240

REGION:    NORTH CAROLINA
           Raleigh...........................................................         Q2 1999             7,240(3)

REGION:    NEVADA
           Las Vegas.........................................................         Q3 1999             7,000


------------------------

(1) Excludes outdoor patio space, but includes dining area, kitchen and food preparation and storage areas.

(2) Does not include mini-restaurant located in Los Angeles, California which opened in fiscal 1996.

(3) Includes central kitchen.

SITE SELECTION AND CONSTRUCTION

    The Company's site selection strategy is to open economically viable restaurants that achieve an appropriate balance between lunch and dinner guest volumes in each of its target markets. The Company considers the location of each restaurant to be critical to its long-term success and management devotes significant effort to the investigation and evaluation of potential sites. The site selection process focuses on regional and trade area demographics, population density, household income and education levels, day-time traffic patterns, as well as specific site characteristics such as visibility, accessibility, traffic volume and the availability of adequate parking.

    The Company also reviews potential competition and customer activity at other restaurants operating in the area. To date, the Company has located a majority of its restaurants in strip shopping centers and neighborhood shopping centers located near business districts.

    The Company generally engages outside general contractors for the required construction or build-out of restaurant sites and expects to continue this practice for the foreseeable future. The Company's experience to date has been that obtaining construction permits has taken from two to nine months. The interior build-out of in-line restaurants and the construction of free-standing restaurants generally takes approximately four months and five months, respectively.

    The Company may experience delays in opening new restaurants or may not be able to open new restaurants as a result of a variety of factors including the Company's ability to locate suitable restaurant sites, construct new restaurants in a timely manner and obtain additional funds. See "Risks Factors-- Expansion Risks."

COMPETITION

    The restaurant industry is highly competitive. Key competitive factors in the industry include the quality and value of the food products offered, quality of service, price, dining experience, restaurant location and the ambiance of the facilities. The Company's primary competitors include mid-price, full-service casual dining restaurants, as well as traditional self-service buffet and other soup and salad restaurants and healthful and nutrition-oriented restaurants. The Company competes with national and regional chains, as well as individually owned restaurants. The number of buffet and casual restaurants with operations generally similar to the Company's has grown substantially in the last several years and the Company believes competition among buffet-style and casual restaurants has increased and will continue to increase as the Company's competitors expand operations in various geographic areas. Such increased competition could increase the Company's operating costs or adversely affect its revenues. The Company believes it competes favorably in the industry, although many of the Company's competitors have been in existence longer than the Company, have a more established market presence and have substantially greater financial, marketing and other resources than the Company, which may give them certain competitive advantages. In addition, the restaurant industry has few non-economic barriers to entry. Therefore, there can be no assurance that third parties will not be able to successfully imitate and implement the Company's concept. The Company has encountered intense competition for restaurant sites, and in many cases has had difficulty buying or leasing desirable sites on terms that are acceptable to the Company. In many cases, the Company's competitors are willing and able to pay more than the Company for sites. The Company expects these difficulties in obtaining desirable sites to continue for the foreseeable future.

GOVERNMENT REGULATION

    The Company's business is subject to and affected by various federal, state and local laws. Each restaurant must comply with state, county and municipal licensing and regulation requirements relating to health, safety, sanitation, building construction and fire prevention. In addition, the Company is required to comply with the alcohol licensing requirements of the federal government and the states and municipalities where its restaurants are located. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the Company's restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. Failure to comply with federal, state or local regulations could cause the Company's licenses to be revoked or force it to terminate the sale of alcoholic beverages at one or more of its restaurants. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of additional restaurants. The Company has not experienced significant difficulties in obtaining licenses and approvals to date, however, beer and wine licenses are not always available to the Company as a result of the location of certain of its restaurants.

    The Company is subject to state "dram-shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While the Company carries liquor liability coverage as part of its existing comprehensive general liability insurance, there can be no assurance that it will not be subject to a judgment in excess of such insurance coverage or that it will be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all.

    The Company's restaurants are subject to federal and state laws governing wages, working conditions, citizenship requirements and overtime. Congress and various states (including California) passed proposals that imposed increases in state or federal minimum wages in 1996, 1997 and 1998. There is no assurance that the Company will be able to continue to pass such increased costs on to its guests. The Company is subject to the Americans with Disabilities Act of 1990, which requires certain accommodations to the Company's restaurant designs to allow access for people with disabilities. In addition, the Company is subject to the regulations of the INS. Given the location of many of the Company's restaurants, even if the Company's operation of those restaurants is in strict compliance with INS requirements, the Company's employees may not all meet federal citizenship or residency requirements, which could lead to disruptions in its work force. Additionally, legislative proposals are currently under consideration by Congress and state legislators to require employers to pay for health insurance for all employees. See "Risks Factors-- Cost Sensitivity."

INSURANCE

    The Company carries property, liability, business interruption, crime, employee benefits, earthquake, directors and officers liability and workers' compensation insurance policies. However, there can be no assurance that the Company's insurance coverage will be adequate or that insurance will continue to be available to the Company at reasonable rates, if at all. In the event coverage is inadequate or becomes unavailable, the Company could be materially adversely affected.

TRADE NAMES AND SERVICE MARKS

    The Company and its predecessor have used the trademarks and service marks Souplantation since 1978 and Sweet Tomatoes since 1990. The Souplantation trademark is used in the Southern California market, while the Sweet Tomatoes trademark is used in the Northern California, Florida, Arizona, New Mexico, Utah and Nevada markets. The Company registered both Souplantation and Sweet Tomatoes trademarks, as well as the Garden Fresh Restaurant Corp. trademark, with the United States Patent and Trademark Office.

PROPERTY

    The Company currently leases 42 and owns 11 open restaurant sites, including one mini-restaurant site. The majority of the Company's leases provide for minimum annual rentals and contain percentage-of-sales rent provisions against which the minimum rent is applied. A significant majority of the leases also provide for periodic escalation of minimum annual rent based upon increases in the Consumer Price Index. T y pically, the Company's leases are 20 years in length with two 10-year extension options. Restaurants leased by the Company are generally leased under "triple net" leases that require the Company to pay real estate taxes, insurance and maintenance expenses. The Company's executive offices, a test kitchen and a training facility are located in an approximately 11,000 square foot leased facility near one of the Company's restaurants in San Diego, California under a lease expiring in July 2002.

    In January 1995, the Company opened an experimental "Souplantation To Go!" mini-restaurant next to one of its restaurants located in San Diego. The mini-restaurant was a limited menu, quick-service concept which closed in June 1995. The Company has also opened a mini-restaurant in a hospital business complex located in Los Angeles. The Company is still evaluating the mini-restaurant concept and there can be no assurance that further expansion of this concept will occur or that the mini-restaurant will be successful.

LEGAL PROCEEDINGS

    The Company is from time to time the subject of complaints, threat letters or litigation from guests alleging illness, injuries or other food quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect the Company and its restaurants, regardless of whether such allegations are valid or whether the Company is liable. The Company also is the subject of complaints or allegations from former or prospective employees from time to time. The Company believes that the lawsuits, claims and other legal matters to which it has become subject in the course of its business are not material to the Company's financial position or results of operations. Nevertheless, an existing or future lawsuit or claim, particularly relating to food quality, could result in an adverse decision against the Company that could materially and adversely affect the Company or its business.

EMPLOYEES

    As of March 31, 1998, the Company had approximately 3,560 employees including 3,280 hourly restaurant employees (of whom 2,600 were part-time employees), 230 full-time restaurant management employees and 48 full-time corporate management and staff employees and 3 part-time corporate employees. None of the Company's employees is represented by a labor union. The Company believes that its relationship with its employees is good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Michael P. Mack......................................          46   Chairman of the Board, President and Chief Executive
                                                                      Officer
David W. Qualls......................................          52   Executive Vice President-Finance and Real Estate,
                                                                      Chief Financial Officer and Secretary
R. Gregory Keller....................................          50   Vice President of Operations
Edgar F. Berner(1)...................................          66   Director
Robert A. Gunst(1)(2)................................          50   Director
Michael M. Minchin, Jr.(2)...........................          71   Director
John M. Robbins, Jr.(2)..............................          50   Director

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    Michael P. Mack co-founded the Company in 1983 and was the President and Chief Operating Officer from the Company's inception until April 1991 and the Chief Executive Officer from September 1990 to April 1991. Mr. Mack assumed the role of Chairman of the Board of Directors in December 1997. Mr. Mack has also been a director of the Company since its inception. Since February 1994, Mr. Mack has been the Company's President and Chief Executive Officer. From April 1991 to February 1994, Mr. Mack served as the President of MPM Management, Inc., a consulting firm. Prior to joining the Company, from 1977 to 1983, Mr. Mack worked for Bain & Company, a management consulting firm, where he specialized in the development and implementation of business strategies. Mr. Mack received a B.A. from Brown University and an M.B.A. from Harvard University.

    David W. Qualls joined the Company in November 1985 as Chief Financial Officer and Secretary. Since 1990, Mr. Qualls has also served as the Company's Executive Vice President in charge of Finance and Real Estate. From 1982 to 1985, Mr. Qualls served as Vice President of Finance and Administration and Chief Financial Officer of Diatek, Inc., a medical electronics company. Mr. Qualls received a B.A. from California State University at Fresno and an M.B.A. from the University of Virginia.

    R. Gregory Keller joined the Company in June 1991 as Vice President of Operations. From January 1991 to June 1991 prior to joining the Company, Mr. Keller served as a consultant to the Company. From June 1990 to January 1991, Mr. Keller served as an independent consultant. From June 1971 to June 1990, Mr. Keller served as a divisional Vice President of Operations of Paragon, Inc., a restaurant company, where he managed operations for 33 restaurants. Mr. Keller received a B.S. from Northern Illinois University.

    Edgar F. Berner joined the Company's Board of Directors in 1996. Mr. Berner currently serves as Chairman and was formerly the CEO of Sweet Factory, Inc., a national candy specialty chain. From 1969 to 1980, Mr. Berner was founder and President of Fashion Conspiracy, a 280 store junior apparel chain which was sold to Edison Brothers Stores, Inc. (Nasdaq). He previously served on the Board of The Clothestime, Inc., and Edison Brothers Stores, Inc. In addition to serving on the Board of the Company, Mr. Berner is a Director of Hot Topic, Inc. (Nasdaq), a youth oriented specialty retail chain.

    Robert A. Gunst joined the Company's Board of Directors in 1996. Mr. Gunst has more than 25 years of experience of food and retailing. Mr. Gunst has been President and Chief Executive Officer of The Good Guys, Inc. (Nasdaq) since 1993. In 1990, he became President and Chief Operating Officer of The Good Guys, Inc. while remaining a member of its board. Prior to The Good Guys, Inc., Gunst served as

Senior Vice President, Chief Financial Officer and a board member of San Francisco-based Shaklee Corporation. Previously, he served in several senior positions with PepsiCo, Inc. (NYSE) including Senior Vice President of Marketing/Manufacturing and Franchising for La Petite Boulangerie, Inc., and as Chief Financial Officer and Vice President of Finance and Administration for PepsiCo Foods International. Prior to PepsiCo, Mr. Gunst was a Senior Vice President and Chief Financial Officer for Victoria Station Incorporated, a chain of restaurants. Mr. Gunst holds a Master's Degree in Business Administration from the University of Chicago's Graduate School of Business and a Bachelor of Arts Degree from Dartmouth College.

    Michael M. Minchin, Jr. joined the Company's Board of Directors in November 1993 and assumed the role of Chairman of the Board from February 1994 to December 1997. From May 1992 to November 1993, Mr. Minchin served as an independent consultant to Sizzler International, Inc. (NYSE) a restaurant company, and several other publicly held restaurant chains. Prior to that, Mr. Minchin served as the Executive Vice President of Sizzler International from May 1980 to May 1992. Mr. Minchin received a B.A. from Stanford University and an M.B.A. from Harvard University. Currently, Mr. Minchin serves as Managing Director of the John Douglas French Alzheimer's Foundation as well as an independent consultant to several publicly held restaurant chains.

    John M. Robbins, Jr. joined the Company's Board of Directors in 1996. Mr. Robbins currently serves as Chairman of the Board of Directors and CEO of American Residential Investment Trust, Inc. (NYSE) ("ARIT") and Home Asset Management Corp. Prior to joining ARIT, Mr. Robbins was Chairman of the Board of American Residential Mortgage Corporation ("AMRES Mortgage") from 1990 until 1994 and President of AMRES Mortgage from the time he co-founded it in 1983 until 1994. He currently serves as a Director of Pacific Research & Engineering Corporation (AMEX), National Bankcard and the University of San Diego.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has two standing committees: a Compensation Committee and an Audit Committee. The Audit Committee's function is to review, with the Company's independent accountants and management, the results of the examination of the Company's financial statements by the independent accountants and the independent accounts' opinion. The Compensation Committee's function is to review and recommend executive compensation, including executive officer salary levels, incentive compensation programs and stock option grants.

BOARD COMPENSATION

    The outside directors of the Company each received $6,000 per year as a cash compensation for attendance at meetings of the Board of Directors during fiscal 1997. In fiscal 1998, each outside director will receive $10,000 per year. Additionally, the directors of the Company are reimbursed for expenses incurred in connection with attendance at Board of Directors or committee meetings. Each outside director has received automatic option grants pursuant to the Directors Option Plan. Option grants to outside directors will be made in the future pursuant to the 1998 Option Plan. See "--Benefit Plans."

BOARD COMPOSITION

    The Board of Directors is divided into three classes. Directors serve staggered three year terms. The Class A Director, who will serve until the Company's annual meeting of stockholders in 2000, is Michael P. Mack; the Class B Directors, who will serve until the annual meeting in 1999, are Edgar F. Berner and John M. Robbins, Jr.; and the Class C Directors, who will serve until the annual meeting in 2001, are Michael M. Minchin, Jr., and Robert A Gunst. At each annual meeting of stockholders, directors are elected for a term of three years.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation includes a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified, and to provide liability insurance, if available on reasonable terms. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities for which Delaware law prohibits indemnification), to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified, and to provide liability insurance to the extent that the Company's policies cover directors, officers, employees or agents. The Company has obtained directors' and officers' liability insurance. At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted. The Company believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

    The Company is entering into an indemnification agreement with the Selling Stockholder pursuant to which the Company will indemnify the Selling Stockholder for certain liabilities that could result from this offering.

EXECUTIVE COMPENSATION

    The following table sets forth information for three fiscal years ended September 30, 1997, 1996 and 1995 concerning the compensation of the Chief Executive Officer of the Company and the other executive officers of the Company as of September 30, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                                        LONG-TERM
                                                                                                   COMPENSATION AWARDS
                                                                             ANNUAL COMPENSATION   -------------------
                                                                            ---------------------      SECURITIES
NAME AND PRINCIPAL POSITION                                        YEAR       SALARY      BONUS    UNDERLYING OPTIONS
---------------------------------------------------------------  ---------  ----------  ---------  -------------------
Michael P. Mack(1).............................................       1997  $  256,823  $  93,000          18,000
  Chief Executive Officer, President                                  1996     208,843     90,000          40,000
                                                                      1995     179,250     50,000          90,000

David W. Qualls(2).............................................       1997     176,151     57,000          12,000
  Chief Financial Officer, Executive Vice President-                  1996     153,175     60,000          30,000
  Finance and Real Estate, Secretary                                  1995     139,826     50,000          75,000

R. Gregory Keller(3)...........................................       1997     153,836     50,000          10,000
  Vice President of Operations                                        1996     131,875     60,000          30,000
                                                                      1995     115,767     50,000          75,000

------------------------

(1) Mr. Mack was granted an increase in annual salary to $287,500 for fiscal year 1998.

(2) Mr. Qualls was granted an increase in annual salary to $195,500 for fiscal year 1998.

(3) Mr. Keller was granted an increase in annual salary to $172,500 for fiscal year 1998.

    The following table provides the specified information concerning grants of options to purchase the Company's Common Stock made during the year ended September 30, 1997 to the persons named in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                    INDIVIDUAL GRANTS IN FISCAL 1997(1)            POTENTIAL REALIZABLE
                                           ------------------------------------------------------    VALUE AT ASSUMED
                                            NUMBER OF     % OF TOTAL                               ANNUAL RATES OF STOCK
                                           SECURITIES       OPTIONS                                 PRICE APPRECIATION
                                           UNDERLYING     GRANTED TO      EXERCISE                  FOR OPTION TERM(3)
                                             OPTIONS     EMPLOYEES IN      OR BASE    EXPIRATION   ---------------------
NAME                                       GRANTED(2)     FISCAL YEAR     PRICE(2)       DATE         5%         10%
-----------------------------------------  -----------  ---------------  -----------  -----------  ---------  ----------
Michael P. Mack..........................      18,000           14.0%     $    8.50     10/15/06   $  96,221  $  243,843
David W. Qualls..........................      12,000            9.4           8.50     10/15/06      64,147     162,562
R. Gregory Keller........................      10,000            7.8           8.50     10/15/06      53,456     135,468

------------------------

(1) Grants were based on performance for fiscal year 1996.

(2) All options were granted at market value on the date of grant. All options vest equally at 1/36 per month over 36 months.

(3) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the optionholders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved. One share of stock purchased in 1997 at $8.50 would yield profits of $5.35 per share at 5% appreciation over ten years, or $13.55 per share at 10% appreciation over the same period.

    The following table provides information concerning exercises of options to purchase the Company's Common Stock in the fiscal year ended September 30, 1997, and unexercised options held at fiscal year end by the persons named in the Summary Compensation Table.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                     NUMBER OF
                                                               SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                                    NUMBER OF                  UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS AT
                                     SHARES                      SEPTEMBER 30, 1997        SEPTEMBER 30, 1997(2)
                                   ACQUIRED ON     VALUE     --------------------------  --------------------------
NAME                                EXERCISE    REALIZED(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
---------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
Michael P. Mack..................      34,500    $ 123,510      101,831         46,169    $ 646,856    $   313,144
David W. Qualls..................      29,175      146,818       81,896         35,104      516,633        237,118
R. Gregory Keller................           0            0       99,224         33,776      698,733        228,818

------------------------

(1) Amounts shown represent the value realized upon the exercise of stock options during fiscal 1997, which equals the difference between the exercise price of the options and the closing market price of the underlying Common Stock on the date preceding the exercise date.

(2) Values are net of exercise price. Based on the 1997 year-end market price per share of $14.75 on September 30, 1997, the last trading date prior to the end of the Company's fiscal year. The values shown equal the difference between the exercise price of unexercised in-the-money options and the closing market price of the underlying Common Stock at September 30, 1997. Options are in-the-money if the fair market value of the Common Stock exceeds the exercise price of the option.

BENEFIT PLANS

    1998 STOCK OPTION PLAN. A total of 1,080,318 shares of the Company's Common Stock have been reserved for issuance under the Company's 1998 Stock Option Plan. However, the number of shares available for issuance under the 1998 Option Plan, at any time, is reduced by the number of shares which (i) remain subject to outstanding options granted under certain prior plans, (ii) are issued upon exercise of such options, or (iii) are issued pursuant to options granted under such prior plans after December 11, 1997. As of March 31, 1998, no shares of Common Stock have been issued upon exercise of options and 80,250 shares were subject to outstanding options (none of which are exercisable). The 1998 Option Plan provides for discretionary grants of incentive stock options and nonqualified stock options to the Company's employees (including officers), directors, consultants, advisors, and/or other independent contractors. The option price per share for an incentive stock option may not be less than 100% of the fair market value of a share of Common Stock on the grant date. The option price per share for a nonstatutory stock option may not be less than 85% of the fair market value of a share of Common Stock on the grant date. The option price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or a parent or subsidiary) may not be less than 110% of the fair market value of a share of Common Stock on the grant date. The Company's Compensation Committee has the authority to determine the vesting schedule for each option granted. Generally, options must be exercised within 10 years. The 1998 Option Plan includes an automatic grant program for outside directors. Pursuant to this program, each outside director will be granted an option to purchase 10,000 shares of Common Stock at the time he or she is first elected or appointed a director of the Company. In addition, each outside director remaining in office will be granted an option to purchase 6,640 shares on the day following each annual meeting of stockholders.

    EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). Employees with at least one year of service and who are employed more than 20 hours per week are eligible subject to certain limitations; each eligible participant at the beginning of an offering period (which generally last for one year) has a purchase right equal to the lesser of a number of whole shares determined by dividing $25,000 by the fair market value of a share of Common Stock on the first day of the offering period or 5,000 shares, subject to adjustment depending on the length of the offering period. The purchase price per share will be 85% of the lower of the fair market value of a share of Common Stock on the first day of the offering period or the fair market value of a share of Common Stock on the purchase date. A maximum of 250,000 of the Company's authorized, but unissued or re-acquired shares of Common Stock may be issued under the Purchase Plan.

    EMPLOYEE 401(K) SAVINGS PLAN. The Company has an employee savings plan (the "Savings Plan") as which is intended to qualify under Sections 401(a) and 401(k) of the Code. Employees who are at least 21 years of age with at least 12 months of service are entitled to defer a portion of their annual compensation for deposit in the Savings Plan. The Company may make contributions to the Savings Plan at the discretion of the Board of Directors on a basis that matches, fully or partially, employee deferrals. Participants' deferrals are limited to $10,000 per calendar year. Contributions to the Savings Plan are not subject to income tax until withdrawn from the Saving Plan. The Company has made contributions to the Savings Plan. Company contributions to the Savings Plan vest at the rate of 25% per year of service.

    DEFERRED COMPENSATION PLAN. The Company maintains the Variable Deferred Compensation Plan for Executives, which is a nonqualified deferred compensation plan for a select group of management employees. There are currently 12 participants in the plan. Under the plan, a participant may elect to defer up to 100% of compensation into the plan. For executive officers, the Company makes matching contributions of up to $20,000. Matching contributions vest over a four year period (25% per year of service). Deferrals and matching contributions accrue earnings based upon the investment return of a portfolio selected by each participant from among portfolio options specified in the plan. The plan also provides a death benefit to participants who die while employed by the Company. The death benefit is generally $100,000 but for executive officers is $500,000. Benefits under the plan are generally payable at retirement or attainment of a specified age. All contributions and earnings held under the plan remain assets of the Company and are subject to the claims of general creditors of the Company. The plan is not intended to be a qualified plan under Section 401(a) of the Code.

    RESTAURANT MANAGEMENT STOCK OPTION PLAN. A total of 267,500 shares of Common Stock have been reserved for issuance under the Company's Restaurant Management Stock Option Plan, as amended. As of March 31, 1998, 79,936 shares of Common Stock had been issued upon exercise of options, and 180,028 shares were subject to outstanding options (of which options for 109,268 shares of Common Stock are exercisable). The Restaurant Management Plan provides for grants of incentive stock options and nonqualified stock options to employees who hold the position of general manager or assistant manager or a position of similar importance to the Company. The option price per share for an incentive stock option or a nonqualified stock option may not be less than 100% of the fair market value of a share of Common Stock on the grant date. The option price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or a parent or subsidiary) may not be less than 110% of the fair market value of a share of Common Stock on the grant date. Generally, options must be exercised within 10 years. The Company will not issue any additional options under the Restaurant Management Plan.

    KEY EMPLOYEE STOCK OPTION PLAN. The Company's Key Employee Stock Option Plan was adopted in 1984 and expired on February 1, 1994. As of March 31, 1998, 292,542 shares of Common Stock had been issued upon exercise of options, and 18,167 shares were subject to outstanding options (all of which shares are exercisable) under the Key Employee Plan.

    1995 OUTSIDE DIRECTORS STOCK OPTION PLAN. A total of 130,000 shares of the Company's Common Stock have been reserved for issuance under the Company's 1995 Outside Directors Stock Option Plan. As of March 31, 1998, no shares of Common Stock have been issued upon exercise of options, and 55,000 shares were subject to outstanding options (all of which are exercisable). The Directors Options Plan provides for the automatic granting of nonqualified stock options to directors of the Company who are not (a) at the time of grant employees of (i) the Company or (ii) any parent or subsidiary of the same; and (b) directors of the Company as of the effectiveness of the Company's initial public offering ("Eligible Outside Directors"). Each Eligible Outside Director was granted an option to purchase 10,000 shares of Common Stock on the day immediately following his election or appointment. Thereafter, through fiscal 1997, each Eligible Outside Director was granted an option to purchase 5,000 shares of Common Stock on each Anniversary Date. The "Anniversary Date" is the day following each annual meeting at which such Eligible Outside Director is re-elected. The exercise price of the options in all cases will be equal to the fair market value of Common Stock on the grant date. Except in certain defined circumstances, the options vest and become exercisable at the end of the year provided that the Eligible Outside Director has continuously served as a director of the Company since the date of grant. Except in certain defined circumstances, options must be exercised within ten years of the grant date. The Company does not intend to issue any additional options under the Directors Option Plan.

    1995 KEY EMPLOYEE STOCK OPTION PLAN. A total of 435,000 shares of the Company's Common Stock have been reserved for issuance under the Company's 1995 Key Employee Stock Option Plan as amended. As of March 31, 1998, no shares of Common Stock have been issued upon exercise of options and 435,000 shares were subject to outstanding options (of which options for 378,386 shares of Common Stock are exercisable). The 1995 Key Employee Plan provides for grants of incentive stock options and nonqualified stock options to the Company's employees (including officers), directors, consultants, advisors, and/or other independent contractors. The option price per share for an incentive stock option may not be less than 100% of the fair market value of a share of Common Stock on the grant date. The option price per share for nonqualified stock option may not be less than 85% of the fair market value of a share of

Common Stock on the grant date. The option price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or a parent or subsidiary) may not be less than 110% of the fair market value of a share of Common Stock on the grant date. The Company's Compensation Committee has the authority to determine the vesting schedule for each option granted. Generally, options must be exercised within ten years. The Company does not intend to issue any additional options under the 1995 Key Employee Plan.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL
  ARRANGEMENTS

    In July 1997, the Company entered into employment agreements with Michael Mack, Chief Executive Officer and President, David Qualls, Executive Vice President and Chief Financial Officer-Finance and Real Estate, and Gregory Keller, Vice President of Operations, which provides them, upon termination without cause, with a severance equal to one half of their then current annual salary and certain other benefits. Additionally, in the event of a termination without cause following a change of control, their employment agreements provide for a severance equal to two years of base salary plus two years of bonus. Under the respective employment agreements, the minimum base annual salary for Mr. Mack is $250,000, for Mr. Qualls is $170,000, and for Mr. Keller is $150,000.

    In the event of a change in control as defined under the Company's 1998 Option Plan, any unexercisable or unvested portion of the outstanding options will become immediately exercisable and vested in full prior to the change in control. The Company's other stock option plans also contain provisions that could lead to the vesting and exercisability of all outstanding options prior to a change in control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1997, the Company's Board of Directors established the levels of compensation for certain of the Company's executive officers without the involvement of the Compensation Committee, as the Compensation Committee was not active during that period. Mr. Michael Mack, the Company's Chairman of the Board, President and Chief Executive Officer, participated in the deliberations regarding executive compensation that occurred during fiscal 1997, but did not take part in the deliberations regarding his own compensation. The current members of the Company's Compensation Committee, who were also members of the Compensation Committee in fiscal 1997, are Messrs. Minchin, Robbins and Gunst. None of these individuals were at any time an officer or employee of the Company.

                              CERTAIN TRANSACTIONS

ARRANGEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

    The Company has entered into employment agreements with the Company's executive officers. See "Employment Contracts and Termination of Employment and Change of Control Arrangements."

    The Company has entered into indemnification agreements with its executive officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporate Law.

    The Company's policy has been and continues to be that all transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and
(ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, this policy requires that any loans by the Company to its officers, directors or other affiliates be for bona fide business purposes only.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by the Selling Stockholder, (iii) by each of the Company's executive officers and directors, and (iv) by all directors and executive officers as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

                                                       SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                              OWNED                                OWNED
                                                     PRIOR TO THE OFFERING(2)              AFTER THE OFFERING(4)
                                                     ------------------------   SHARES    ------------------------
NAMES AND ADDRESSES(1)                                NUMBER     PERCENT(3)     OFFERED    NUMBER     PERCENT(3)
---------------------------------------------------  ---------  -------------  ---------  ---------  -------------
Entities and individuals affiliated with
  The D3 Family Fund, L.P.(5)......................    338,325          7.8%      --        338,325          6.3%
  19605 NE 8th Street
  Camas, WA 98607
Entities affiliated with
  St. Paul Venture Capital, Inc.(6)................    595,346         13.8       --        595,346         11.1
  8500 Normandale Lake Blvd., Ste. 1940
  Bloomington, MN 55437

Michael P. Mack(7).................................    276,181          6.2       --        276,181          5.0

David W. Qualls(8) ................................    106,477          2.4       27,500     78,977          1.5

R. Gregory Keller(9) ..............................    122,588          2.8       --        122,588          2.2

Michael M. Minchin, Jr.(10) .......................     99,564          2.3       --         99,564          1.8

Edgar F. Berner(11) ...............................     19,300        *           --         19,300        *

Robert A. Gunst(11) ...............................     20,000        *           --         20,000        *

John M. Robbins, Jr.(11) ..........................     18,500        *           --         18,500        *

All directors and executive officers as a group (7
  persons)(12) ....................................    662,610         13.7       27,500    635,110         10.9

------------------------

  *  Less than one percent.

 (1) Except as otherwise indicated, the address of each beneficial owner is c/o the Company, 17180 Bernardo Center Drive, San Diego, CA 92128.

 (2) In accordance with Securities and Exchange Commission rules, a person is deemed to have beneficial ownership of any securities as to which such person, directly or indirectly, has or shares voting power or investment power and of any securities with respect to which such person has the right to acquire such voting or investment power within 60 days. Except as otherwise noted in the accompanying footnotes, the named persons have sole voting and investment power.

 (3) Percent of the outstanding shares of Common Stock, treating as outstanding with respect to a beneficial owner all shares of Common Stock issuable on exercise of stock options within 60 days of March 31, 1998, held by the particular beneficial owner.

 (4) Assumes no exercise of the underwriters over-allotment option.

 (5) Includes shares held by following: The Nierenberg Family 1993 Trust (33,975); Lawrence K. Orr, Trustee for the David and Patricia Nierenberg 1993 Irrevocable Trust (3,200); Florence Cies (1,550);

     Florence Cies, IRA (300); Haredale Limited (10,100); Sharptown Limited (1,500); Toxford Corporation (1,500); and James Henry Hildebrandt (3,000). The Company has been informed that The D3 Family Fund, L.P. or affiliated entities may purchase shares in this offering.

 (6) St. Paul Venture Capital, Inc. is an affiliate of St. Paul Fire and Marine Insurance Company which is the record owner of 445,346 shares and St. Paul Venture Capital IV, LLC which is the record owner of 150,000 shares.

 (7) Includes 132,219 shares issuable upon exercise of stock options, 375 shares held by his wife, Ruth Mack, and 143,587 shares held by The Mack Family Trust dated December 12, 1996.

 (8) Includes 105,817 shares issuable upon exercise of stock options, 27,500 of which are being sold in this offering.

 (9) Includes 120,447 shares issuable upon exercise of stock options, 1,141 shares held by The Robert and Patricia Keller Trust and 1,000 shares held by Robert Keller's IRA.

 (10) Includes 99,564 shares issuable upon exercise of stock options.

 (11) Includes 15,000 shares issuable upon exercise of stock options.

 (12) Includes 503,047 shares issuable upon exercise of stock options, 27,500 of which are being sold in this offering.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate of Incorporation, as amended, and Bylaws, as amended, of the Company.

    The Company's authorized capital stock consists of 12,000,000 shares of Common Stock, $.01 par value, and 2,500,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK

    As of March 31, 1998, there were approximately 4.3 million shares of Common Stock outstanding held of record by approximately 258 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. The Restated Certificate of Incorporation provides for cumulative voting in the election of directors. Subject to preferences applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, although the Company has not paid dividends on its Common Stock. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. The holders of Common Stock have no preemptive or subscription rights and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

    The Board of Directors is authorized, without further stockholder approval, to issue up to 2,500,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. As of the closing of the offering, no shares of Preferred Stock will be outstanding and the Company currently has no plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

    The Company is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, Section 203 of the Delaware Law prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

    The Company's Restated Certificate of Incorporation provides for a Board of Directors which is divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the Directors. The Restated Certificate of Incorporation also eliminates the right of stockholders to act without a meeting and requires a super majority approval of stockholders in connection with certain related party transactions. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company and therefore may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration. The amendment of any of these provisions would require approval by holders of 66 2/3% or more of the outstanding Common Stock.

    The Company has also included in its Restated Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law, and the Company has included in its Bylaws provisions to indemnify its directors and officers generally to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. See "Risk Factors--Anti-takeover Measures."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is BankBoston, N.A.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholder and the Underwriters, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.


                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
---------------------------------------------------------------------------------  ----------
NationsBanc Montgomery Securities LLC............................................     513,750
BancAmerica Robertson Stephens...................................................     359,625
Morgan Keegan & Company, Inc.....................................................     154,125
                                                                                   ----------
  Total..........................................................................   1,027,500
                                                                                   ----------
                                                                                   ----------



    The Underwriters have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow, and such dealers may reallow, to selected dealers a concession of not more than $0.54 per share, and the Underwriters may allow a concession of not more than $0.10 per share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.


    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate maximum of 154,125 additional shares of Common Stock, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act of 1933 or will contribute to payments the Underwriters may be required to make in respect hereof.


    All of the Company's directors and executive officers, including the Selling Stockholder, have agreed that, for periods ranging from 90 to 120 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquired shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock. In addition, the Company has agreed that, for a period of 120 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly issue, sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock, other than (i) the shares of Common Stock offered by the Company hereby or (ii) shares of Common Stock issued pursuant to the Company's equity compensation plans described in this Prospectus.

    Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

    In general, the purchase of a security for the purpose of stabilizing or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchase. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    In addition, certain of the Underwriters that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Regulation M permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period that such activities would otherwise be prohibited by Regulation M. However, Regulation M does not permit passive market making at any time when a stabilizing bid is in effect. Also, Regulation M prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Regulation M, each underwriter engaged in passive market making is subject to a daily net purchase limitation generally equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding, or any 60 consecutive calendar days ending within the 10 calendar days preceding, the date of the filing of the registration statement under the Securities Act of 1933 pertaining to the securities to be distributed.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich LLP, San Diego, California. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, Los Angeles, California.

                                    EXPERTS

    The financial statements as of September 30, 1996 and 1997 and for each of the three years in the period ended September 30, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company and the Registration Statement and exhibits and schedules thereto can be inspected and copied at the public reference section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1025, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, such material can be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS
                         GARDEN FRESH RESTAURANT CORP.

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Balance Sheet as of September 30, 1996 and 1997 and March 31, 1998 (Unaudited).............................         F-3

Statement of Operations for the Years Ended September 30, 1995, 1996 and 1997 and
 the Six Months Ended March 31, 1997 and 1998 (Unaudited)..................................................         F-4

Statement of Cash Flows for the Years Ended September 30, 1995, 1996 and 1997 and
 the Six Months Ended March 31, 1997 and 1998 (Unaudited)..................................................         F-5

Statement of Changes in Shareholders' Equity for the Years Ended September 30, 1995,
 1996 and 1997 and the Six Months Ended March 31, 1998 (Unaudited).........................................         F-6

Notes to Financial Statements..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Garden Fresh Restaurant Corp.

    In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Garden Fresh Restaurant Corp. at September 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Diego, California
November 7, 1997,
except as to net income (loss)
per share information as reflected
in the Statement of Operations
and Notes 1 and 5 which is as of April 27, 1998

                         GARDEN FRESH RESTAURANT CORP.

                                 BALANCE SHEET

                                                           SEPTEMBER 30,
                                                    ---------------------------
                                                        1996           1997       MARCH 31, 1998
                                                    ------------   ------------   --------------
                                                                                   (UNAUDITED)
                                             ASSETS

Current assets:
  Cash and cash equivalents.......................  $    615,000   $  2,345,000    $ 2,588,000
  Inventories.....................................     2,297,000      2,886,000      3,245,000
  Other current assets............................       530,000        550,000      1,886,000
  Deferred income taxes...........................       734,000        322,000         88,000
                                                    ------------   ------------   --------------
    Total current assets..........................     4,176,000      6,103,000      7,807,000
  Property and equipment..........................    41,552,000     54,257,000     61,381,000
  Intangible and other assets.....................     1,572,000      1,472,000      1,811,000
  Deferred income taxes...........................       762,000        577,000        469,000
                                                    ------------   ------------   --------------
                                                    $ 48,062,000   $ 62,409,000    $71,468,000
                                                    ------------   ------------   --------------
                                                    ------------   ------------   --------------

                              LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable................................  $  3,028,000   $  5,012,000    $ 3,723,000
  Current portion of long-term debt...............     3,490,000      4,456,000      4,972,000
  Accrued liabilities.............................     4,335,000      4,411,000      6,761,000
                                                    ------------   ------------   --------------
    Total current liabilities.....................    10,853,000     13,879,000     15,456,000
                                                    ------------   ------------   --------------
Accrued rent......................................     1,508,000      1,397,000      1,347,000
Long-term debt, net of current portion............     6,444,000     12,965,000     18,127,000

Shareholders' equity:
  Preferred stock, $.01 par value; 2,500,000
    shares authorized at September 30, 1996 and
    1997 and March 31, 1998 (unaudited),
    respectively; no shares issued or outstanding
    at September 30, 1996 and 1997 or March 31,
    1998 (unaudited), respectively
  Common stock, $.01 par value; 12,000,000 shares
    authorized at September 30, 1996 and 1997 and
    March 31, 1998 (unaudited), respectively;
    4,117,227, 4,264,579 and 4,318,176 issued and
    outstanding at September 30, 1996 and 1997 and
    March 31, 1998 (unaudited), respectively......        41,000         43,000         43,000
  Paid-in capital.................................    37,772,000     38,794,000     39,260,000
  Accumulated deficit.............................    (8,556,000)    (4,669,000)    (2,765,000)
                                                    ------------   ------------   --------------
    Total shareholders' equity....................    29,257,000     34,168,000     36,538,000
                                                    ------------   ------------   --------------
  Commitments and contingencies (Note 7)..........
                                                    ------------   ------------   --------------
                                                    $ 48,062,000   $ 62,409,000     71,468,000
                                                    ------------   ------------   --------------
                                                    ------------   ------------   --------------

                See accompanying notes to financial statements.

                         GARDEN FRESH RESTAURANT CORP.

                            STATEMENT OF OPERATIONS

                                                            YEAR ENDED SEPTEMBER 30,             SIX MONTHS ENDED MARCH 31,
                                                   -------------------------------------------  ----------------------------
                                                       1995           1996           1997           1997           1998
                                                   -------------  -------------  -------------  -------------  -------------
                                                                                                        (UNAUDITED)
Net sales........................................  $  61,320,000  $  71,373,000  $  90,252,000  $  42,736,000  $  51,739,000
Costs and expenses:
  Cost of sales..................................     16,721,000     19,318,000     23,497,000     11,183,000     13,406,000
  Restaurant operating expenses..................     32,898,000     36,851,000     46,966,000     22,669,000     27,248,000
  General and administrative expenses............      4,098,000      5,142,000      5,672,000      2,804,000      3,483,000
  Depreciation and amortization expenses.........      3,604,000      4,518,000      6,147,000      3,061,000      3,463,000
                                                   -------------  -------------  -------------  -------------  -------------
  Operating income...............................      3,999,000      5,544,000      7,970,000      3,019,000      4,139,000
Other income (expense):
  Interest income................................        221,000        142,000        106,000        103,000        127,000
  Interest expense...............................     (1,313,000)      (671,000)    (1,579,000)      (788,000)    (1,089,000)
  Other expenses, net............................       (210,000)       (66,000)       (62,000)       (23,000)       (55,000)
                                                   -------------  -------------  -------------  -------------  -------------
                                                      (1,302,000)      (595,000)    (1,535,000)      (708,000)    (1,017,000)
                                                   -------------  -------------  -------------  -------------  -------------
Income before income taxes and extraordinary
  item...........................................      2,697,000      4,949,000      6,435,000      2,311,000      3,122,000
Benefit (provision) for income taxes.............      1,646,000     (1,945,000)    (2,548,000)      (919,000)    (1,218,000)
                                                   -------------  -------------  -------------  -------------  -------------
Income before extraordinary item.................      4,343,000      3,004,000      3,887,000      1,392,000      1,904,000
Extraordinary item--early extinguishment of debt,
  net of income taxes............................       (518,000)
                                                   -------------  -------------  -------------  -------------  -------------
Net income.......................................      3,825,000      3,004,000      3,887,000      1,392,000      1,904,000
Stock dividend...................................     (8,298,000)
                                                   -------------  -------------  -------------  -------------  -------------
Net income (loss) available to common
  shareholders...................................  $  (4,473,000) $   3,004,000  $   3,887,000  $   1,392,000  $   1,904,000
                                                   -------------  -------------  -------------  -------------  -------------
                                                   -------------  -------------  -------------  -------------  -------------

Net income (loss) per share available to common
  shareholders:
  Basic..........................................  $       (2.47) $        0.73  $        0.93  $        0.34  $        0.44
  Diluted........................................  $       (2.47) $        0.72  $        0.88  $        0.32  $        0.41

Shares used in computing net income (loss) per
  share available to common shareholders:
  Basic..........................................      1,810,000      4,103,000      4,192,000      4,150,000      4,298,000
  Diluted........................................      1,810,000      4,176,000      4,402,000      4,345,000      4,633,000

                See accompanying notes to financial statements.

                         GARDEN FRESH RESTAURANT CORP.

                            STATEMENT OF CASH FLOWS

                                                                  YEAR ENDED SEPTEMBER 30,             SIX MONTHS ENDED MARCH 31,
                                                         -------------------------------------------  ----------------------------
                                                             1995           1996           1997           1997           1998
                                                         -------------  -------------  -------------  -------------  -------------
                                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income...........................................  $   3,825,000  $   3,004,000  $   3,887,000  $   1,392,000  $   1,904,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization expenses.............      3,604,000      4,518,000      6,147,000      3,061,000      3,463,000
    Loss on property disposal..........................        220,000         66,000         70,000         31,000         55,000
    Deferred income taxes..............................     (2,173,000)       677,000        597,000        189,000        342,000
    Tax benefits from exercise of stock options........                                       25,000
    Changes in assets and liabilities:
      Increase in inventories..........................       (149,000)      (295,000)      (589,000)      (295,000)      (359,000)
      (Increase) decrease in other assets..............      1,306,000       (100,000)       (20,000)    (1,109,000)    (1,336,000)
      Increase (decrease) in accounts payable..........        720,000        276,000      1,984,000       (260,000)    (1,289,000)
      Increase (decrease) in accrued liabilities.......       (112,000)     1,698,000         76,000        683,000      2,350,000
      Increase (decrease) in accrued rent..............         43,000          5,000       (111,000)       (39,000)       (50,000)
                                                         -------------  -------------  -------------  -------------  -------------
        Net cash provided by operating activities......      7,284,000      9,849,000     12,066,000      3,653,000      5,080,000
                                                         -------------  -------------  -------------  -------------  -------------
Cash flows from investing activities:
  Acquisition of property and equipment:
    New restaurant development.........................     (5,678,000)   (16,272,000)   (14,516,000)    (6,597,000)    (9,361,000)
    Existing restaurant additions......................     (2,546,000)    (1,962,000)    (3,036,000)    (1,050,000)      (600,000)
    Increase in intangible and other assets............       (161,000)    (1,257,000)    (1,270,000)      (651,000)    (1,020,000)
                                                         -------------  -------------  -------------  -------------  -------------
        Net cash used in investing activities..........     (8,385,000)   (19,491,000)   (18,822,000)    (8,298,000)   (10,981,000)
                                                         -------------  -------------  -------------  -------------  -------------
Cash flows from financing activities:
  Proceeds from long-term debt.........................      3,145,000      8,207,000     13,008,000      8,203,000      8,339,000
  Change in certificates of deposit restricted to
    secure debt........................................        303,000        125,000
  Repayment of long-term debt..........................    (12,390,000)    (2,290,000)    (5,521,000)    (2,308,000)    (2,661,000)
  Net proceeds from issuance of common stock...........     11,679,000        129,000        999,000        329,000        466,000
  Repayment of shareholder notes receivable............         87,000        324,000
                                                         -------------  -------------  -------------  -------------  -------------
        Net cash provided by financing activities......      2,824,000      6,495,000      8,486,000      6,224,000      6,144,000
                                                         -------------  -------------  -------------  -------------  -------------
Net increase (decrease) in cash and cash equivalents...      1,723,000     (3,147,000)     1,730,000      1,579,000        243,000
Cash and cash equivalents at beginning of period.......      2,039,000      3,762,000        615,000        615,000      2,345,000
                                                         -------------  -------------  -------------  -------------  -------------
Cash and cash equivalents at end of period.............  $   3,762,000  $     615,000  $   2,345,000  $   2,194,000  $   2,588,000
                                                         -------------  -------------  -------------  -------------  -------------
                                                         -------------  -------------  -------------  -------------  -------------
Non-cash financing transactions:
  Issuance of common stock upon exercise of warrants...  $     284,000
                                                         -------------
                                                         -------------

                See accompanying notes to financial statements.

                         GARDEN FRESH RESTAURANT CORP.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                              PREFERRED STOCK           COMMON STOCK
                                          -----------------------   ---------------------     PAID-IN
                                            SHARES       AMOUNT       SHARES      AMOUNT      CAPITAL
                                          -----------   ---------   ----------   --------   ------------
Balance at September 30, 1994...........    3,676,479   $  37,000      433,925   $ 4,000    $ 17,666,000
  Issuance of common stock..............                             1,500,000    15,000      11,649,000
  Conversion of preferred stock.........   (3,676,479)    (37,000)   1,102,944    11,000          26,000
  Stock dividend........................                               921,935     9,000       8,289,000
  Exercise of warrants..................                               138,495     2,000          (2,000)
  Exercise of common stock options......                                 2,048                    15,000
  Repayment of shareholder notes
    receivable..........................
  Net income............................
                                          -----------   ---------   ----------   --------   ------------
Balance at September 30, 1995...........                             4,099,347    41,000      37,643,000
  Exercise of common stock options......                                17,880                   129,000
  Repayment of shareholder notes
    receivable..........................
  Net income............................
                                          -----------   ---------   ----------   --------   ------------
Balance at September 30, 1996...........                             4,117,227    41,000      37,772,000
  Exercise of common stock options......                               135,155     2,000         910,000
  Issuance of common stock under
    employee stock purchase plan........                                12,197                    87,000
  Tax benefits from exercise of stock
    options.............................                                                          25,000
  Net income............................
                                          -----------   ---------   ----------   --------   ------------
Balance at September 30, 1997...........                             4,264,579    43,000      38,794,000
                                          -----------   ---------   ----------   --------   ------------
  Exercise of common stock options
    (unaudited).........................                                48,156                   395,000
  Issuance of common stock under
    employee stock purchase plan
    (unaudited).........................                                 5,441                    71,000
  Net income (unaudited)................
                                          -----------   ---------   ----------   --------   ------------
Balance at March 31, 1998 (unaudited)...                             4,318,176   $43,000    $ 39,260,000
                                          -----------   ---------   ----------   --------   ------------
                                          -----------   ---------   ----------   --------   ------------


                                           ACCUMULATED      COMMON STOCK
                                             DEFICIT      NOTES RECEIVABLE       TOTAL
                                          -------------   -----------------   ------------
Balance at September 30, 1994...........  $ (7,087,000)      $ (411,000)      $ 10,209,000
  Issuance of common stock..............                                        11,664,000
  Conversion of preferred stock.........
  Stock dividend........................    (8,298,000)
  Exercise of warrants..................
  Exercise of common stock options......                                            15,000
  Repayment of shareholder notes
    receivable..........................                         87,000             87,000
  Net income............................     3,825,000                           3,825,000
                                          -------------   -----------------   ------------
Balance at September 30, 1995...........   (11,560,000)        (324,000)        25,800,000
  Exercise of common stock options......                                           129,000
  Repayment of shareholder notes
    receivable..........................                        324,000            324,000
  Net income............................     3,004,000                           3,004,000
                                          -------------   -----------------   ------------
Balance at September 30, 1996...........    (8,556,000)                         29,257,000
  Exercise of common stock options......                                           912,000
  Issuance of common stock under
    employee stock purchase plan........                                            87,000
  Tax benefits from exercise of stock
    options.............................                                            25,000
  Net income............................     3,887,000                           3,887,000
                                          -------------   -----------------   ------------
Balance at September 30, 1997...........    (4,669,000)                         34,168,000
                                          -------------   -----------------   ------------
  Exercise of common stock options
    (unaudited).........................                                           395,000
  Issuance of common stock under
    employee stock purchase plan
    (unaudited).........................                                            71,000
  Net income (unaudited)................     1,904,000                           1,904,000
                                          -------------   -----------------   ------------
Balance at March 31, 1998 (unaudited)...  $ (2,765,000)                       $ 36,538,000
                                          -------------   -----------------   ------------
                                          -------------   -----------------   ------------

                See accompanying notes to financial statements.

                         GARDEN FRESH RESTAURANT CORP.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1-- THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Garden Fresh Restaurant Corp. (the "Company") is a Delaware corporation which owns and operates restaurants in Arizona, California, Florida, New Mexico and Utah doing business as Souplantation or Sweet Tomatoes.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    INVENTORIES

    Inventories, consisting principally of food, beverages and restaurant supplies, are valued at the lower of cost (first-in, first-out) or market.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of 3 to 30 years or the remaining lease term, whichever is shorter.

    Maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

    Impairment of restaurant property and equipment is measured on the basis of anticipated undiscounted cash flows for each restaurant. Based upon the Company's analysis, no impairment of such assets was indicated during fiscal 1995, 1996, or 1997.

    INTANGIBLE AND OTHER ASSETS

    Intangible assets resulting from the 1983 acquisition of the two original Souplantation restaurants, comprised of leasehold interests and goodwill, are amortized using the straight-line method over 15 years. Preopening costs incurred in connection with opening new restaurant locations, including training and legal costs, are deferred and amortized over a one-year period commencing with the opening of each respective restaurant. Debt issuance costs are capitalized and amortized using the straight-line method over the term of the debt.

    INCOME TAXES

    Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from the differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                         GARDEN FRESH RESTAURANT CORP.

NOTE 1-- THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ADVERTISING

    Advertising costs are expensed as incurred. Advertising expenses were $1,440,000, $1,467,000 and $1,963,000 in fiscal 1995, 1996 and 1997, respectively, and are included in restaurant operating expenses.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    It is management's belief that the carrying amounts shown for the Company's financial instruments are reasonable estimates of their related fair value.

    CASH EQUIVALENTS

    Cash equivalents are highly liquid investments purchased with maturities of three months or less. Cash equivalents consist of investments in money market accounts backed by Federal government securities. The carrying amount is reflected at cost, which approximates the fair value due to the short maturity of these instruments. The Company's policy is to place its cash and cash equivalents with high credit quality financial institutions and to limit the amount of credit exposure.

    NET INCOME (LOSS) PER SHARE AVAILABLE TO COMMON SHAREHOLDERS

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. In accordance with SFAS No. 128, the Company has presented basic earnings per share and diluted earnings per share and restated all prior periods in conformity with SFAS No. 128. Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during the period increased by the effect of dilutive stock options using the treasury stock method and common shares expected to be issued under the Company's employee stock purchase plan.

    Common stock equivalents of approximately 73,000 and 210,000 shares for fiscal 1996 and 1997, respectively, were used to calculate diluted earnings per share. For fiscal 1995, common stock equivalents were not used to calculate diluted loss per share because of their antidilutive effect. There are no reconciling items in calculating the numerator for basic and diluted earnings
(loss) per share for the periods presented.

    INTERIM FINANCIAL INFORMATION (UNAUDITED)

    The accompanying balance sheet at March 31, 1998 and the statements of operations and cash flows for the six month periods ended March 31, 1998 and 1997, and the statement of shareholders' equity for the six month period ended March 31, 1998 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the financial position and the results of operations for the interim periods.

                         GARDEN FRESH RESTAURANT CORP.

NOTE 1-- THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    STOCK-BASED COMPENSATION

    The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net income and net income per share as if the fair value-based method had been applied in measuring compensation expense (Note 5).

    EXTRAORDINARY ITEM

    During fiscal 1995, the Company recognized an extraordinary loss of $518,000, net of an income tax benefit of $192,000, representing a charge for previously unamortized debt issue costs, unamortized debt discount, and a prepayment penalty associated with early extinguishment of debt repaid with proceeds from the Company's May 1995 initial public offering.

NOTE 2--COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                                                            SEPTEMBER 30,
                                                                                    ------------------------------
                                                                                         1996            1997
                                                                                    --------------  --------------
OTHER CURRENT ASSETS
Prepaid taxes.....................................................................  $      298,000  $      364,000
Prepaid insurance.................................................................          66,000          59,000
Other.............................................................................         166,000         127,000
                                                                                    --------------  --------------
                                                                                    $      530,000  $      550,000
                                                                                    --------------  --------------
                                                                                    --------------  --------------

PROPERTY AND EQUIPMENT
Leasehold improvements............................................................  $   16,821,000  $   18,796,000
Furniture and fixtures............................................................      15,151,000      18,915,000
Equipment.........................................................................      12,234,000      14,675,000
Land and buildings................................................................      13,624,000      21,301,000
Construction in process on new restaurants........................................       4,103,000       5,605,000
                                                                                    --------------  --------------
                                                                                        61,933,000      79,292,000
Less accumulated depreciation and amortization....................................     (20,381,000)    (25,035,000)
                                                                                    --------------  --------------
                                                                                    $   41,552,000  $   54,257,000
                                                                                    --------------  --------------
                                                                                    --------------  --------------

INTANGIBLE AND OTHER ASSETS
Intangible assets acquired, net of accumulated amortization of $609,000 and
  $659,000, respectively..........................................................  $      207,000  $      157,000
Preopening costs, net of accumulated amortization of $334,000 and $472,000,
  respectively....................................................................         913,000         864,000
Deposits and other assets.........................................................         452,000         451,000
                                                                                    --------------  --------------
                                                                                    $    1,572,000  $    1,472,000
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                         GARDEN FRESH RESTAURANT CORP.

NOTE 2--COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS (CONTINUED)

                                                                                            SEPTEMBER 30,
                                                                                    ------------------------------
                                                                                         1996            1997
                                                                                    --------------  --------------
ACCRUED LIABILITIES
Accrued payroll and related expenses..............................................  $    1,507,000  $    1,870,000
Accrued interest..................................................................          74,000         138,000
Sales taxes payable...............................................................         477,000         576,000
Accrued insurance.................................................................         799,000         871,000
Accrued construction in progress cost.............................................         621,000
Other.............................................................................         857,000         956,000
                                                                                    --------------  --------------
                                                                                    $    4,335,000  $    4,411,000
                                                                                    --------------  --------------
                                                                                    --------------  --------------

NOTE 3--LONG-TERM DEBT

    Obligations under long-term debt arrangements are comprised of:

                                                                                             SEPTEMBER 30,
                                                                                      ----------------------------
                                                                                          1996           1997
                                                                                      -------------  -------------
Notes payable to lending institutions, interest at 9.29%-11.38%, due in various monthly installments aggregating $371,000 (including interest) through 2002.
  Secured by property and equipment.................................................  $   9,475,000  $  10,927,000
Notes payable to lending institutions, interest at 9.54%-11.63%, due in various monthly installments aggregating $152,000 (including interest) through 2001.
  Secured by land, building and property............................................        459,000      6,494,000
                                                                                      -------------  -------------
                                                                                          9,934,000     17,421,000
Less current portion................................................................     (3,490,000)    (4,456,000)
                                                                                      -------------  -------------
                                                                                      $   6,444,000  $  12,965,000
                                                                                      -------------  -------------
                                                                                      -------------  -------------

    The Company paid an aggregate of $1,811,000, $770,000 and $1,669,000 of interest on all outstanding debt during fiscal 1995, 1996 and 1997, respectively. The Company capitalized $92,000, $167,000 and $154,000 in interest expense during fiscal 1995, 1996 and 1997, respectively, related to construction of new stores. Interest expense includes $126,000 in fiscal 1995 relating to amortization of debenture and related warrant costs.

    Principal payments due on long-term debt during the five years subsequent to September 30, 1997 are as follows:

1998........................................................  $    4,456,000
1999........................................................       4,345,000
2000........................................................       5,156,000
2001........................................................       3,150,000
2002........................................................         314,000
Thereafter..................................................
                                                              --------------
                                                              $   17,421,000
                                                              --------------
                                                              --------------

                         GARDEN FRESH RESTAURANT CORP.

NOTE 4--INCOME TAXES

    The provision (benefit) for income taxes is summarized as follows:

                                                             YEAR ENDED SEPTEMBER 30,
                                                     -----------------------------------------
                                                         1995           1996          1997
                                                     -------------  ------------  ------------
Current tax expense:
  Federal..........................................  $     396,000  $    968,000  $  1,395,000
  State............................................        131,000       300,000       556,000
                                                     -------------  ------------  ------------
    Total current..................................        527,000     1,268,000     1,951,000
Deferred tax expense (benefit).....................     (2,173,000)      677,000       597,000
                                                     -------------  ------------  ------------
    Total tax expense (benefit)....................  $  (1,646,000) $  1,945,000  $  2,548,000
                                                     -------------  ------------  ------------
                                                     -------------  ------------  ------------

    A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                             YEAR ENDED SEPTEMBER 30,
                                                     -----------------------------------------
                                                         1995           1996          1997
                                                     -------------  ------------  ------------
Amounts computed at statutory federal rate.........  $     917,000  $  1,683,000  $  2,188,000
State taxes and other..............................        281,000       262,000       360,000
Alternative minimum taxes..........................       (253,000)
Changes in deferred tax liabilities (assets)
  recorded to valuation allowance..................       (418,000)
Release of valuation allowance.....................     (2,173,000)
                                                     -------------  ------------  ------------
Provision (benefit) for income taxes...............  $  (1,646,000) $  1,945,000  $  2,548,000
                                                     -------------  ------------  ------------
                                                     -------------  ------------  ------------

    The Company paid an aggregate of $59,000, $1,137,000 and $1,985,000 of income taxes in fiscal 1995, 1996 and 1997, respectively.

    Deferred tax assets (liabilities) are summarized as follows:

                                                                         SEPTEMBER 30,
                                                                  ----------------------------
                                                                      1996           1997
                                                                  -------------  -------------
Operating loss carryforwards....................................  $     501,000  $
Depreciation....................................................     (1,195,000)    (1,299,000)
Accrued rent....................................................        633,000        588,000
Alternative minimum tax credit carryforward.....................      1,394,000      1,340,000
Other...........................................................        163,000        270,000
                                                                  -------------  -------------
  Deferred taxes................................................  $   1,496,000  $     899,000
                                                                  -------------  -------------
                                                                  -------------  -------------

    At September 30, 1997, the Company had available alternative minimum tax credit carryforwards of $1,340,000. The Internal Revenue Code imposes certain conditions and possible limitations on the future availability of tax credit carryforwards, including limitations arising from changes in the Company's ownership.

                         GARDEN FRESH RESTAURANT CORP.

NOTE 5--SHAREHOLDERS' EQUITY

    CONVERTIBLE PREFERRED STOCK

    All preferred stock issued was convertible, at the option of the holder, into an equal number of shares of common stock; the preferred shares were automatically converted to common shares upon the closing of the Company's May 1995 initial public offering. The rights of the preferred shareholders included rights to receive certain dividends when declared by the Board of Directors, certain preferential distributions in the event of voluntary dissolution of the Company, and certain voting rights.

    Subsequent to the closing of the Company's initial public offering, 2,500,000 shares of preferred stock are authorized; no shares have been issued. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions associated with the preferred stock.

    COMMON STOCK

    In May 1995, the Company completed an initial public offering of 1,500,000 shares of common stock. In connection with the offering, the Company paid a preferential dividend to the holders of Series B, C and D preferred stock consisting of 921,935 shares of common stock, as a condition to the automatic conversion of the preferred stock to common stock in conjunction with the public offering. Additionally, in connection with the offering, the Company changed the exercise price of warrants which had been issued in connection with subordinated notes to $1.67 from $3.33 per share and the warrants were exchanged for 138,495 shares of common stock.

    STOCK OPTION PLANS

    The Company has four stock option plans under which 1,227,450 options may be granted to employees, consultants and directors of the Company. The plans provide for the grant of both incentive stock options and non-qualified stock options. Under the plans, options to purchase common stock may be granted for periods up to ten years at a price per share ranging from 85% to 110% of the fair market value of the Company's common stock at the date of grant. During fiscal 1995, 1996 and 1997, employee stock options were granted at the fair market value of the stock at the date of grant. The options generally vest over periods of up to five years and may be exercised in annual installments ranging from three to ten years. Under the plans, directors will receive options to purchase 10,000 shares of common stock upon their election to the Board of Directors, and options to purchase 5,000 shares annually thereafter.

                         GARDEN FRESH RESTAURANT CORP.

NOTE 5--SHAREHOLDERS' EQUITY (CONTINUED)
    Activity for fiscal 1995, 1996 and 1997 with respect to these plans is as follows:

                                                                SHARES        WEIGHTED-AVERAGE
                                                          UNDERLYING OPTIONS   EXERCISE PRICE
                                                          ------------------  -----------------
OUTSTANDING AT SEPTEMBER 30, 1994.......................         221,741          $    7.16
Granted.................................................         386,087          $    9.20
Exercised...............................................          (2,160)         $    7.00
Canceled................................................         (11,850)         $    8.44
                                                                --------
OUTSTANDING AT SEPTEMBER 30, 1995.......................         593,818          $    8.35
Granted.................................................         201,950          $    7.74
Exercised...............................................         (17,880)         $    7.24
Canceled................................................          (5,689)         $    8.91
                                                                --------
OUTSTANDING AT SEPTEMBER 30, 1996.......................         772,199          $    7.98
Granted.................................................         148,250          $    9.04
Exercised...............................................        (135,155)         $    6.75
Canceled................................................         (10,375)         $    8.02
                                                                --------
OUTSTANDING AT SEPTEMBER 30, 1997.......................         774,919          $    8.40
                                                                --------
                                                                --------

    Options to purchase an aggregate of 489,392 shares and 517,769 shares were exercisable under the plans as of September 30, 1996 and 1997, respectively. The weighted-average fair value of options granted under the plans during fiscal 1996 and 1997 was $2.82 per share and $4.90 per share, respectively.

    The following is a summary of stock options outstanding at September 30, 1997:

                                                                                         OPTIONS EXERCISABLE
                                              OPTIONS OUTSTANDING                  --------------------------------
                              ---------------------------------------------------     NUMBER
                                  NUMBER                                            EXERCISABLE
                              OUTSTANDING AT  WEIGHTED-AVERAGE                          AT
                              SEPTEMBER 30,      REMAINING      WEIGHTED-AVERAGE   SEPTEMBER 30,  WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES           1997       CONTRACTUAL LIFE   EXERCISE PRICE        1997        EXERCISE PRICE
----------------------------  --------------  ----------------  -----------------  -------------  -----------------
$ 4.40-$ 6.50...............       177,185         7.7 years        $    6.25           92,825        $    6.02
$ 7.50-$ 9.13...............       511,609         7.8 years        $    8.78          359,094        $    8.82
$10.00-$12.50...............        86,125         7.2 years        $   10.58           65,850        $   10.00
                                   -------                                         -------------
$ 4.40-$12.50...............       774,919         7.7 years        $    8.40          517,769        $    8.47
                                   -------                                         -------------
                                   -------                                         -------------

    The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation. No compensation expense has been recognized for employee stock option grants, which are fixed in nature, as the options have been granted at fair market value. No compensation expense has been recognized for the employee stock purchase plan. Had compensation expense for the Company's stock-based compensation awards issued during fiscal 1996 and 1997 been determined based on the fair value at the grant dates consistent with the methodology of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the

                         GARDEN FRESH RESTAURANT CORP.

NOTE 5--SHAREHOLDERS' EQUITY (CONTINUED)
Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                               YEAR ENDED SEPTEMBER
                                                                       30,
                                                              ----------------------
                                                                 1996        1997
                                                              ----------  ----------
NET INCOME:
  As reported...............................................  $3,004,000  $3,887,000
                                                              ----------  ----------
                                                              ----------  ----------
  Pro forma.................................................  $2,776,000  $3,386,000
                                                              ----------  ----------
                                                              ----------  ----------

    Net income per share available to common shareholders:


BASIC:
  As reported...............................................  $   0.73    $   0.93
                                                                 -----       -----
                                                                 -----       -----
  Pro forma.................................................  $   0.68    $   0.81
                                                                 -----       -----
                                                                 -----       -----

DILUTED:
  As reported...............................................  $   0.72    $   0.88
                                                                 -----       -----
                                                                 -----       -----
  Pro forma.................................................  $   0.66    $   0.77
                                                                 -----       -----
                                                                 -----       -----


    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 1996 and 1997, respectively: dividend yield of 0.0% for both years, expected volatility of 39% and 52%, risk-free interest rates of 5.50% and 6.28%, and expected lives of 4.6 years and 5.3 years. The fair value of the employees' purchase rights pursuant to the employee stock purchase plan is estimated using the Black-Scholes model with the following assumptions for fiscal 1996 and 1997: dividend yield of 0.0% for both years, expected volatility of 39% and 52%, risk-free interest rates of 5.16% and 5.46%, and expected lives of 6 months for both years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock-based compensation plans.

    EMPLOYEE STOCK PURCHASE PLAN

    During 1996, the Company implemented an employee stock purchase plan for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value of a share of common stock on the first day of the offering period or the fair market value of a share of common stock on the purchase date. Employees may authorize the Company to withhold up to 10% of their compensation during any offering period, subject to certain limitations. During fiscal 1997, 12,197 shares were issued

                         GARDEN FRESH RESTAURANT CORP.

NOTE 5--SHAREHOLDERS' EQUITY (CONTINUED) under the plan. The weighted-average fair value of those purchase rights granted in fiscal 1996 and 1997 was $2.11 and $3.20, respectively. At September 30, 1997, 237,803 shares were reserved for future issuance.

NOTE 6--401(k) SAVINGS PLAN

    The Company has a 401(k) Savings Plan (the "Plan") which allows eligible employees to contribute from one percent to the maximum percentage as determined by the Plan administrator (seventeen percent for the plan years ended December 31, 1995, 1996 and 1997) of pre-tax compensation, with the Company making discretionary matching contributions as determined each year by the Board of Directors. Employees vest immediately in their contributions and vest in Company contributions over a four year period of service. Included in general and administrative expense for fiscal 1995, 1996 and 1997 are Company contributions of $24,000, $0 and $0, respectively.

NOTE 7--COMMITMENTS AND CONTINGENCIES

    The Company leases certain of its restaurant facilities under noncancelable operating lease agreements. The leases expire at various dates through 2017 and contain five to twenty-year renewal options. The leases provide that the Company pay the taxes, insurance and maintenance expenses related to the leased facilities, and the monthly rental payments are subject to periodic adjustments. Certain leases contain fixed escalation clauses and rent under these leases is charged ratably over the lease term. The majority of the leases also provide for percentage rentals on sales above a specified minimum.

    The aggregate future minimum lease commitments due are as follows:

FOR THE YEAR ENDING SEPTEMBER 30,                                                   AMOUNT
-------------------------------------------------------------------------------  -------------
1998...........................................................................  $   6,166,000
1999...........................................................................      6,036,000
2000...........................................................................      5,700,000
2001...........................................................................      5,668,000
2002...........................................................................      5,657,000
Thereafter.....................................................................     42,758,000
                                                                                 -------------
  Total minimum lease payments.................................................  $  71,985,000
                                                                                 -------------
                                                                                 -------------

    The Company incurred rental expenses under all operating leases of $5,127,000, $5,037,000 and $5,584,000 in fiscal 1995, 1996 and 1997, respectively. Rental expense includes percentage rentals of $134,000, $171,000 and $227,000 for fiscal 1995, 1996 and 1997, respectively.

    The Company is party to litigation involving a lessor who management believes breached certain exclusivity clauses in the lease of one of its stores. Management filed a lawsuit alleging breach of such clauses, and the lessor has countersued the Company alleging that the Company breached the same lease in connection with the Company's closing of the store in 1994. While there can be no assurances, in the opinion of management, after reviewing the information which is currently available with respect to these matters and consulting with the Company's counsel, the ultimate resolution of these matters will not materially affect the financial position or results of operations of the Company.

    The Company is also a party to various legal actions relating to former employees. In the opinion of management, after reviewing the information which is currently available with respect to these matters,

                         GARDEN FRESH RESTAURANT CORP.

NOTE 7--COMMITMENTS AND CONTINGENCIES (CONTINUED) and consulting with the Company's counsel, any liability which may ultimately be incurred will not materially affect the financial position or results of operations of the Company.

NOTE 8--SUBSEQUENT EVENTS

    In November 1997, the Company obtained a $5,000,000 revolving line of credit. The outstanding principal balance on this line of credit bears interest at a rate of .75% above the prime rate with interest payable at the beginning of each month. All outstanding principal and interest amounts are due on November 1, 1999.

                        [Picture of soup and bakery bar]

 AT THE HEART OF THE RESTAURANT IS OUR NEW EXHIBITION-STYLE PASTA STATION, ALONG
                                         WITH THE SOUP, BAKERY AND DESSERT BARS.

               ONE OF THE NEWEST SWEET TOMATOES OPENED IN UTAH IN NOVEMBER 1997.

               [Picture of outside of Sweet Tomatoes Restaurant]

Serving Up
Freshness
For 20 Years

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION, OR IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                        --------------------------------

                               TABLE OF CONTENTS
                            ------------------------

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY........................................................     3
RISK FACTORS..............................................................     6
DIVIDEND POLICY...........................................................    11
PRICE RANGE OF COMMON STOCK...............................................    11
USE OF PROCEEDS...........................................................    12
CAPITALIZATION............................................................    12
SELECTED FINANCIAL DATA...................................................    13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..............................................................    15
BUSINESS..................................................................    22
MANAGEMENT................................................................    34
CERTAIN TRANSACTIONS......................................................    40
PRINCIPAL AND SELLING STOCKHOLDERS........................................    41
DESCRIPTION OF CAPITAL STOCK..............................................    42
UNDERWRITING..............................................................    44
LEGAL MATTERS.............................................................    45
EXPERTS...................................................................    45
AVAILABLE INFORMATION.....................................................    46
INDEX TO FINANCIAL STATEMENTS.............................................   F-1

                                1,027,500 SHARES

                                     [LOGO]

                                     [LOGO]

                                  GARDEN FRESH
                                RESTAURANT CORP.

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS
                                ---------------

                             NationsBanc Montgomery
                                 Securities LLC

                         BancAmerica Robertson Stephens

                         Morgan Keegan & Company, Inc.

                                  MAY 21, 1998

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                                     -------------------------------------------
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                                     -------------------------------------------